                                                Filed pursuant to Rule 424(b)(5)
                                                Registration No. 333-9081
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED AUGUST 2, 1996)
--------------------------------------------------------------------------------
                               15,250,000 Shares
                            CALI REALTY CORPORATION
                                  Common Stock
    [LOGO]
--------------------------------------------------------------------------------
Cali Realty Corporation (the "Company") is a fully integrated, self-administered and self-managed real estate investment trust ("REIT") that owns and operates a portfolio comprised predominantly of Class A office and office/ flex buildings located primarily in New Jersey, as well as commercial real estate leasing, management, acquisition, development and construction businesses. As of September 30, 1996, the Company and its subsidiaries owned 100 percent of 44 office and office/flex properties encompassing approximately 4.3 million net rentable square feet and one multifamily residential property (collectively, the "Properties"). On November 4, 1996, the Company acquired the 1.9 million square foot Harborside Financial Center office complex in Jersey City, New Jersey. See "Recent Developments--Acquisitions."
The 15,250,000 shares of common stock of the Company, par value $.01 per share (the "Common Stock"), offered hereby (the "Offering") are being sold by the Company. The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "CLI." The last reported sales price of the Common Stock on the NYSE on November 18, 1996 was $26.875 per share. See "Price Range of Common Stock and Distributions."
The shares of Common Stock are subject to certain restrictions on ownership designed to preserve the Company's status as a REIT for federal income tax purposes. See "Description of Common Stock" and "Restrictions on Ownership of Offered Securities" in the accompanying Prospectus.
SEE "RISK FACTORS" ON PAGES S-7 TO S-11 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS WHICH SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
--------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
  SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
    THE
      ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE
       PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

                                                                                                     Underwriting
                                                                                Price to             Discounts and
                                                                                 Public             Commissions(1)
Per Share...............................................................         $26.625                 $1.40
Total(3)................................................................      $406,031,250            $21,350,000


                                                                               Proceeds to
                                                                               Company(2)
Per Share...............................................................         $25.225
Total(3)................................................................      $384,681,250

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated to be $2,000,000.
(3) The Company has granted the several Underwriters a 30-day over-allotment option to purchase up to 2,287,500 additional shares of Common Stock on the same terms and conditions as set forth above. If all such shares are purchased by the Underwriters, the total Price to Public will be $466,935,938, the total Underwriting Discounts and Commissions will be $24,552,500 and the total Proceeds to Company will be $442,383,438. See "Underwriting."
--------------------------------------------------------------------------------
The shares of Common Stock are offered by the several Underwriters, subject to delivery by the Company and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriters is expected to be made at the office of Prudential Securities Incorporated, One New York Plaza, New York, New York, on or about November 22, 1996.
PRUDENTIAL SECURITIES INCORPORATED
                DEAN WITTER REYNOLDS INC.
                                 DONALDSON, LUFKIN & JENRETTE
                                                           SECURITIES
CORPORATION
                                                  MORGAN STANLEY & CO.
                                                    INCORPORATED
                                                               SMITH BARNEY INC.

November 18, 1996

                              [INSIDE COVER PAGE]

                         [MAP/PICTURES TO BE INSERTED]

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                    SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION AND FINANCIAL INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR INCORPORATED HEREIN OR THEREIN BY REFERENCE. UNLESS OTHERWISE INDICATED, THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED. ALL REFERENCES TO THE COMPANY IN THIS PROSPECTUS SUPPLEMENT INCLUDE THE COMPANY, ITS SUBSIDIARIES AND THE OTHER ENTITIES OWNED OR CONTROLLED BY THE COMPANY, INCLUDING CALI SERVICES, INC., UNLESS THE CONTEXT INDICATES OTHERWISE. AS USED HEREIN, "UNITS" REFERS TO LIMITED PARTNERSHIP INTERESTS IN CALI REALTY, L.P., A DELAWARE LIMITED PARTNERSHIP (THE "OPERATING PARTNERSHIP") THROUGH WHICH THE COMPANY CONDUCTS ITS REAL ESTATE ACTIVITIES.

                                  THE COMPANY

    The Company is a fully integrated REIT that owns and operates a portfolio comprised predominantly of Class A office and office/flex buildings located primarily in New Jersey, as well as commercial real estate leasing, management, acquisition, development and construction businesses. As of September 30, 1996, the Company owned 100 percent of 44 office and office/flex properties encompassing approximately 4.3 million net rentable square feet and one multifamily residential property. The 44 office and office/flex properties are comprised of 27 office buildings containing an aggregate of 3.6 million square feet (the "Office Properties") and 17 office/flex buildings containing an aggregate of approximately 700,000 square feet (the "Office/Flex Properties"). The Company believes that its Properties have excellent locations and access and are well-maintained and professionally managed. As a result, the Company believes that its Properties attract high quality tenants and achieve among the highest rent, occupancy and tenant retention rates within their markets. As of September 30, 1996, the Office Properties and Office/Flex Properties were approximately 97 percent leased to over 430 tenants. On November 4, 1996, the Company acquired the 1.9 million square foot Harborside Financial Center office complex in Jersey City, New Jersey. See "Recent Developments--Acquisitions." The Company provides substantially all construction, leasing, management and tenant improvements on an "in-house" basis and is self-administered and self-managed.

    Cali Associates, the entity to whose business the Company succeeded in 1994, was founded by John J. Cali, Angelo R. Cali and Edward Leshowitz (the "Founders"), who have been involved in the development, leasing, management, operation and disposition of commercial and residential properties in Northern and Central New Jersey for over 40 years and have been primarily focusing on office building development and acquisitions for the past 16 years. In addition to the Founders, the Company's executive officers have been employed by the Company and its predecessor for an average of ten years. The Company and its predecessor have built approximately four million square feet of office space, more than one million square feet of industrial facilities and over 5,500 residential units.

                              RECENT DEVELOPMENTS

OPERATING PERFORMANCE

    The Company has consistently increased its Funds from Operations since the closing of its initial public offering in August 1994 (the "IPO"). The Company's Funds from Operations (after adjustment for the straight-lining of rents) for the nine months ended September 30, 1996 grew to $30.0 million from $19.3 million for the corresponding 1995 period. As a result of the Company's improved operating performance, in September 1996, the Company announced a 5.9 percent increase in its regular quarterly distribution, commencing with the Company's distribution with respect to the third quarter of 1996, from $.425 per share to $.450 per share of Common Stock ($1.80 per share on an annualized basis). Since the IPO, the Company has increased its regular quarterly distribution by 11.4 percent.

ACQUISITIONS

    Since the IPO, including the Harborside and Five Sentry acquisitions, as defined below, the Company has invested over $500 million in the purchase of 38 office and office/flex properties, increasing its portfolio by approximately 190 percent (based upon total net rentable square feet).

    On November 4, 1996, the Company acquired Harborside Financial Center ("Harborside"), a 1.9 million square foot office complex located in Jersey City, New Jersey, for an acquisition cost of approximately $287.4 million. The acquisition of Harborside, which is located on the Hudson River waterfront directly across from downtown Manhattan, increased the Company's total office and office/flex portfolio by approximately 44 percent to approximately 6.2 million net rentable square feet. The purchase price included the assumption of existing and seller-provided financing aggregating approximately $150.0 million. The existing financing of approximately $107.9 million bears interest at a fixed rate of 7.32 percent for a term of approximately nine years. The seller-provided financing of approximately $42.1 million also has a term of nine years and initially bears interest at a rate of 6.99 percent. The interest rate on the seller-provided financing will be reset at the end of the third and sixth loan years based on the yield of the three year treasury obligation at that time, with spreads of 110 basis points in years four through six and 130 basis points in years seven through maturity. The balance of the acquisition cost, totaling approximately $137.4 million, was paid in cash and was primarily drawn from the Company's credit facilities. See "The Company--Financing Activities." Harborside is located in the Exchange Place sub-market of Jersey City, adjacent to the Exchange Place Port Authority Trans-Hudson ("PATH") train station. As of September 30, 1996, the property was approximately 95 percent leased. Harborside's largest tenant is Bankers Trust Harborside, Inc., which leases 385,000 square feet of space. Other major tenants include Dow Jones Telerate Holdings, Inc., the American Institute of Certified Public Accountants (AICPA), Dean Witter Trust Company and Bank of Tokyo. As part of the purchase, the Company also acquired 11.3 acres of land fully zoned and permitted for an additional 4.1 million square feet of development and the water rights associated with 27.4 acres of land extending into the Hudson immediately east of Harborside, including two piers with an area of 5.8 acres.

    On November 7, 1996, the Company acquired Five Sentry ("Five Sentry"), a two-building office complex comprised of approximately 131,000 net rentable square feet located in Plymouth Meeting, Montgomery County, Pennsylvania. The property was acquired for approximately $12.4 million in cash, which was drawn from one of the Company's revolving credit facilities. As of September 30, 1996, the property was 99 percent leased. The property's major tenants include Merck, Inc. and Selas Fluid Processing Corp.

PROPOSED ACQUISITIONS

    The Company also has contracts to acquire two additional office properties (the "Proposed Acquisitions") for an aggregate purchase price of approximately $78.2 million. The Proposed Acquisitions are expected to close by December 31, 1996, but there can be no assurance that either or both of them will be acquired at such time or at any time. The Company is completing its due diligence review, physical inspection and valuation analysis of each of the Proposed Acquisitions. Set forth below are brief descriptions of the two Proposed Acquisitions:

    - AIRPORT CENTER. A three-building office complex comprised of approximately 370,000 net rentable square feet located in Lester, Delaware County, Pennsylvania, to be acquired for approximately $43.0 million in cash. As of September 30, 1996, the property was 100 percent leased. The property's major tenants include SAP America, Inc., PNC Bank and Mercy Health Plan.

    - WHITEWELD CENTRE. A three-story, approximately 230,000 net rentable square foot office building located in Woodcliff Lake, Bergen County, New Jersey, to be acquired for approximately $35.2 million in cash. As of September 30, 1996, the property was 99 percent leased. The property's major tenants include Medco Containment Service, Inc., Xerox Corp., Chase Manhattan Mortgage Corp. and Comdisco Inc.

FINANCING ACTIVITIES

    On November 4, 1996, the Company obtained an $80.0 million revolving credit facility from Prudential Securities Credit Corp. ("PSC"), an affiliate of Prudential Securities Incorporated (the "New Credit Facility"), in connection with and concurrently with the closing of the Harborside acquisition. The New Credit Facility bears interest at a floating rate equal to 125 basis points over one-month London Inter-Bank Offered Rate (LIBOR). PSC will have full recourse to the assets of the Company with respect to outstanding borrowings under the New Credit Facility. In addition, the New Credit Facility is secured by the Company's equity interest in Harborside. The New Credit Facility matures on January 15, 1998, unless PSC elects to extend the maturity date to a date not earlier than June 30, 1998 or the facility is refinanced prior to such date at the election of PSC or the Company. The terms of the New Credit Facility include certain restrictions and covenants that limit, among other things, dividend payments and additional indebtedness and that require compliance with specified financial ratios and other financial measurements.

    In connection with the acquisition of Harborside, the Company assumed approximately $107.9 million of existing financing and approximately $42.1 million of seller-provided financing.

                                  THE OFFERING

Common Stock Offered Hereby..................  15,250,000 shares

Common Stock Outstanding after the             34,031,394 shares(1)
  Offering...................................

Use of Proceeds..............................  To repay certain outstanding borrowings under the Company's credit facilities, to acquire
                                               the Proposed Acquisitions and for general
                                               corporate purposes.

NYSE Symbol..................................  CLI

------------------------

(1) Excludes 2,689,945 shares of Common Stock that may be issued upon the redemption of Units and 1,759,190 shares of Common Stock reserved for issuance pursuant to the Company's stock option plans, of which options for 1,534,987 shares are currently outstanding.

                        SUMMARY SELECTED FINANCIAL DATA

    The following table sets forth selected financial data on a consolidated basis for the Company. The consolidated summary financial data of the Company as of and for the period ended December 31, 1995 have been derived from audited financial statements. The consolidated summary financial data of the Company as of September 30, 1996 and for the nine months ended September 30, 1996 and 1995 have been derived from unaudited financial statements which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods.

                                                                                NINE MONTHS ENDED
                                                                                  SEPTEMBER 30,           YEAR ENDED
                                                                           ----------------------------  DECEMBER 31,
                                                                               1996           1995           1995
                                                                           -------------  -------------  ------------
                                                                                     (DOLLARS IN THOUSANDS,
                                                                                     EXCEPT PER SHARE DATA)
OPERATING DATA:
Revenues.................................................................   $    63,094    $    44,799    $   62,335
Operating and other expenses.............................................   $    23,686    $    17,582    $   24,417
Depreciation and amortization............................................   $    10,655    $     8,936    $   12,111
Interest expense.........................................................   $     8,288    $     6,161    $    8,661
Gain on sale of rental property..........................................   $     5,658             --            --
Income before minority interest and extraordinary item...................   $    26,123    $    12,120    $   17,146
Income before extraordinary item.........................................   $    22,257    $     9,500    $   13,638
Extraordinary item-loss on early retirement of debt......................   $       475             --            --
Net income...............................................................   $    21,782    $     9,500    $   13,638
Net income per common share..............................................   $      1.38    $       .91    $     1.23
Dividends declared per common share......................................   $      1.30    $      1.23    $     1.66
Weighted average number of common shares.................................        15,803         10,424        11,122

BALANCE SHEET DATA (AT PERIOD END):
Rental property, before accumulated
  depreciation and amortization..........................................   $   440,790    $   283,848    $  387,675
Total assets.............................................................   $   421,839    $   262,924    $  363,949
Mortgages and loans payable..............................................   $   112,856    $   117,764    $  135,464
Total liabilities........................................................   $   130,131    $   130,047    $  150,058
Stockholders' equity.....................................................   $   264,333    $   103,398    $  185,808

OTHER DATA:
Cash flows provided by operating activities..............................   $    27,961    $    20,032    $   28,446
Cash flows used in investing activities..................................   $   (49,933)   $   (30,076)   $ (133,736)
Cash flows provided by financing activities..............................   $    31,356    $     4,321    $   99,863
Funds from Operations after adjustment for straight-lining of rents
  before minority interest of Unitholders(1).............................   $    30,043    $    19,307    $   27,397

--------------------------

(1) The Company considers Funds from Operations (after adjustment for straight-lining of rents) one measure of REIT performance. Funds from Operations is defined as net income (loss) before minority interest of unitholders computed in accordance with Generally Accepted Accounting Principles ("GAAP"), excluding gains (or losses) from debt restructuring and sales of property, plus real estate-related depreciation and amortization. Funds from Operations should not be considered as an alternative for net income as an indication of the Company's performance or to cash flows as a measure of liquidity. Funds from Operations presented herein is not necessarily comparable to Funds from Operations presented by other real estate companies due to the fact that not all real estate companies use the same definition. However, the Company's Funds from Operations is comparable to the Funds from Operations of real estate companies that use the current definition of the National Association of Real Estate Investment Trusts, after the adjustment for straight-lining of rents.

                                  RISK FACTORS

    An investment in shares of Common Stock involves various risks. Prospective investors should consider carefully the following risk factors, in addition to the other information set forth in this Prospectus Supplement, in connection with an investment in the shares of Common Stock offered hereby.

    FORWARD-LOOKING STATEMENTS. This Prospectus Supplement and the accompanying Prospectus, including documents incorporated by reference, contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below in "Risk Factors," including changes in economic conditions and the demand for office space in New Jersey, New York and Pennsylvania.

    DEPENDENCE ON NEW JERSEY, NEW YORK AND PENNSYLVANIA OFFICE MARKETS. All of the Properties including Harborside and Five Sentry are located in New Jersey, New York and Pennsylvania with approximately 39 percent (based upon net rentable square feet) located in Jersey City, New Jersey. The Company's performance will be linked to economic conditions and the demand for office space in these states and, in particular, in Jersey City, New Jersey. A decline in the economy in these states generally, or in Jersey City, New Jersey in particular, may result in a decline in the demand for office space, which may adversely affect the ability of the Company to make distributions to stockholders. Such declines could have a greater adverse effect on the Company because its portfolio consists primarily of office and office/flex buildings (compared to a more diversified real estate portfolio).

REAL ESTATE INVESTMENT CONSIDERATIONS.

    GENERAL. Real estate investments are subject to varying degrees of risk. The yields available from equity investments in real estate depend on the amount of income earned and capital appreciation generated by the related properties as well as the expenses incurred in connection therewith. If the Properties do not generate income sufficient to meet operating expenses, including debt service and capital expenditures, the ability to make distributions to the Company's stockholders could be adversely affected. Income from the Properties may be adversely affected by the general economic climate, local conditions such as oversupply of office space or a reduction in demand for office space in the area, the attractiveness of the Properties to potential tenants, competition from other office and office/flex buildings, the ability of the Company to provide adequate maintenance and increased operating costs (including insurance premiums and real estate taxes). In addition, revenues from properties and real estate values are also affected by such factors as the cost of compliance with regulations and the potential for liability under applicable laws, including changes in tax laws and housing laws, interest rate levels and the availability of financing. The Company's income would be adversely affected if a significant number of tenants did not renew expiring leases (and if the Company were unable to release such space on favorable terms) or were unable to pay rent or if office space generally could not be rented on favorable terms. Certain significant expenditures associated with an investment in real estate (such as mortgage payments, real estate taxes and maintenance costs) generally are not reduced when circumstances cause a reduction in income from the investment.

    FINANCIALLY DISTRESSED TENANTS. In the event of any default by a tenant, the Company may experience delays in enforcing its rights as landlord and may incur substantial costs in protecting its investment. At any time, a tenant of the Properties may seek the protection of the bankruptcy laws, which could result in the rejection and termination of such tenant's lease and thereby cause a reduction in the cash flow available for distribution by the Company.

    ILLIQUIDITY OF REAL ESTATE. Real estate investments are relatively illiquid and, therefore, the Company has limited ability to vary its portfolio quickly in response to changes in economic or other conditions. In addition, the prohibition in the Internal Revenue Code of 1986, as amended (the "Code"), and related regulations on a REIT holding property for sale may affect the Company's ability to sell properties without adversely affecting distributions to the Company's stockholders.

    COMPLIANCE WITH LAWS AND REGULATIONS. Many laws and governmental regulations are applicable to the Properties and changes in these laws and regulations, or their interpretation by agencies and the courts, occur frequently. Under the Americans with Disabilities Act of 1990 (the "ADA"), all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. Compliance with the ADA requires removal of structural barriers to handicapped access in certain public areas where such removal is "readily achievable." A number of additional federal, state and local laws exist which also may require modifications to the Properties, or restrict certain further renovations thereof, with respect to access thereto by disabled persons. Noncompliance with the ADA or any of such other laws could result in the imposition of fines or an award of damages to private litigants. Although management of the Company believes that the Properties are substantially in compliance with present requirements, final regulations under the ADA have not yet been promulgated and the Company is likely to incur additional costs of complying with the ADA. If required changes involve a greater amount of expenditures than the Company currently anticipates or if the changes must be made on a more accelerated schedule than the Company currently anticipates, the Company's ability to make expected distributions to stockholders could be adversely affected.

    Under various laws and regulations relating to the protection of the environment, an owner of real estate may be held liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in the property. These laws often impose liability without regard to whether the owner was responsible for, or even knew of, the presence of such substances. The presence of such substances may adversely affect the owner's ability to rent or sell the property or to borrow using such property as collateral and may expose it to liability resulting from any release or exposure of such substances. Persons who arrange for the disposal or treatment of hazardous or toxic substances at another location may also be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is owned or operated by such person. Certain environmental laws impose liability for release of asbestos-containing materials into the air, and third parties may also seek recovery from owners or operators of real estate properties for personal injury associated with asbestos-containing materials and other hazardous or toxic substances. In connection with the ownership (direct or indirect), operation, management and development of real properties, the Company may be considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, potentially liable for removal or remediation costs, as well as certain other related costs, including governmental penalties and injuries to persons and property.

    COMPETITION IN THE COMPANY'S MARKETS. The Company plans to acquire additional office buildings in New Jersey, New York, Pennsylvania and in the Northeast generally. There are a number of office building developers and real estate companies that compete with the Company in seeking properties for acquisition, prospective tenants and land for development. All of the Properties are in developed areas where there are other properties of the same type. Competition from other office properties may affect the Company's ability to attract and retain tenants, rental rates and expenses of operation (particularly in light of the higher vacancy rates of many competing properties which may result in lower-priced space being available in such properties). The Company may be competing with other entities that have greater resources than the Company and whose managers have more experience than the Company's directors and officers.

    RISKS OF REAL ESTATE DEVELOPMENT. While the Company's primary focus is on acquisitions of property, it is a part of the Company's operating strategy, under certain conditions, to seek selective, attractive opportunities for development. The real estate development business involves significant risks in addition to those involved in the ownership and operation of established office, industrial or multifamily residential apartment buildings, including the risks that financing may not be available on favorable terms for development projects, construction may not be completed on schedule or budget resulting in increased debt service expense and construction costs, and long-term financing may not be available upon completion of construction.

REAL ESTATE FINANCING RISKS.

    DEBT FINANCING AND DEBT MATURITIES. The Company is subject to the risks normally associated with debt financing, including the risk that the Company's cash flow will be insufficient to meet required payments of principal and interest, the risk that indebtedness on the Properties will not be able to be refinanced at maturity or that the terms of such refinancing will not be as favorable as the terms of such indebtedness.

    As of September 30, 1996, the Company had outstanding an aggregate of approximately $83.1 million of long-term mortgage indebtedness (in addition to borrowings under the Company's revolving credit facilities). This indebtedness requires, among other things, a balloon payment of approximately $64.5 million on August 31, 1999 and, with respect to the remaining approximately $18.5 million thereof, payment of principal and interest on a 20-year amortization schedule, with the remaining principal balance due October 1, 2003. As of September 30, 1996, $29.8 million was outstanding under the Company's revolving credit facilities. Through November 18, 1996, net additional borrowings under such revolving credit facilities totaled $63.7 million. As of the closing of the Harborside acquisition on November 4, 1996, an additional $80.0 million was outstanding under the New Credit Facility. In addition, in connection with the acquisition of Harborside, the Company assumed approximately $107.9 million of existing financing, which matures in approximately nine years and approximately $42.1 million of seller-provided financing, which matures in nine years. See "Recent Developments--Acquisitions." The Company currently believes it will have to refinance the principal due on its long-term mortgage indebtedness at maturity. There can be no assurance, however, that the Company will be able to refinance any indebtedness the Company may incur.

    If the Company were unable to refinance its indebtedness on acceptable terms, or at all, the Company might be forced to dispose of one or more of the Properties upon disadvantageous terms, which might result in losses to the Company and might adversely affect its ability to make distributions. If prevailing interest rates or other factors at the time of refinancing were to result in higher interest rates on refinancing, the Company's interest expense would increase, which would adversely affect the Company's cash flow and its ability to pay expected distributions to stockholders. Further, if a Property is mortgaged to secure payment of indebtedness and the Company is unable to meet mortgage payments, the mortgagee could foreclose upon the Property, appoint a receiver and receive an assignment of rents and leases or pursue other remedies, all with a consequent loss of income and asset value to the Company. Foreclosures could also create taxable income without accompanying cash proceeds, thereby hindering the Company's ability to meet the REIT distribution requirements of the Code.

    RISK OF RISING INTEREST RATES. Advances under the Company's revolving credit facilities, as well as certain borrowings under the Company's long-term mortgage indebtedness, bear interest at variable rates. In addition, the Company may incur other indebtedness in the future that also bears interest at a variable rate. Accordingly, increases in interest rates could increase the Company's interest expense, which could adversely affect the Company's cash flow and its ability to pay expected distributions to stockholders or cause the Company to be in default under certain debt covenants.

    NO LIMITATION ON DEBT. The Company funds acquisitions and development partially through short-term borrowings (including the revolving credit facilities), as well as out of undistributed cash available for distribution and other available cash. It expects to refinance projects purchased with short-term debt either with long-term indebtedness or equity financing depending upon the economic conditions at the time of refinancing. The Board of Directors has a general policy of limiting its indebtedness to total market capitalization (i.e., the market value of the issued and outstanding shares of Common Stock, including interests redeemable therefor, plus any preferred stock that may be outstanding and total debt), but the organizational documents of the Company do not contain any limitation on the amount or percentage of indebtedness, funded or otherwise, that the Company may incur. The Board of Directors could alter or eliminate its current policy on borrowing at any time at its discretion. If this policy were changed, the Company could become more highly leveraged, resulting in an increase in debt service that could adversely affect the Company's cash flow and its ability to make expected distributions to its stockholders and an increased risk of default on the Company's obligations.

    LIMITS ON OWNERSHIP. In order to maintain its qualification as a REIT, not more than 50 percent in value of the outstanding stock of the Company may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities). In light of the ownership positions of certain stockholders of the Company immediately following the closing of its IPO, the Company has limited ownership of the outstanding shares of Common Stock by any single stockholder to 9.8 percent of the outstanding shares of Common Stock (with exceptions for the former principals of the Cali Group who collectively own Units redeemable for approximately 13 percent of the outstanding shares of Common Stock after giving effect to the conversion of such Units). The former principals of the Cali Group are permitted to acquire additional shares of Common Stock, except to the extent that such acquisition results in 50 percent or more in value of the outstanding shares of Common Stock of the Company being owned, directly or indirectly, by five or fewer individuals. The Board of Directors could waive this restriction if it were satisfied, based upon the advice of tax counsel or otherwise, that such action would be in the best interests of the Company. Common Stock acquired or transferred in breach of the limitation may be redeemed by the Company for the lesser of the price paid and the average closing price for the 10 trading days immediately preceding redemption or sold at the direction of the Company. The Company may elect to redeem such shares of Common Stock for Units, which are nontransferable except in very limited circumstances. Any transfer of shares of Common Stock to a person who, as a result of the transfer, violates the ownership limit will be deemed void. Although the Company currently intends to continue to operate in a manner designed to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause the Company's Board of Directors to revoke the election for the Company to qualify as a REIT. Under the Company's Articles of Incorporation, the Board of Directors can make such revocation without the consent of the Company's stockholders.

    In addition, the consent of the holders of at least 85 percent of the Units is required: (i) to merge (or permit the merger of) the Operating Partnership with another unrelated person, pursuant to a transaction in which the Operating Partnership is not the surviving entity; (ii) to dissolve, liquidate or wind-up the Operating Partnership; or (iii) to convey or otherwise transfer all or substantially all of the Operating Partnership's assets. The Company as general partner of the Operating Partnership owns approximately 87.5 percent (approximately 92.7 percent after giving effect to this Offering) of the outstanding Units.

    DEPENDENCE ON KEY PERSONNEL. The Company is dependent on the efforts of its Chairman and executive officers, particularly John J. Cali, Thomas A. Rizk, John
R. Cali and Brant Cali, for strategic business direction and real estate experience. While the Company believes that it could find replacements for these key personnel, the loss of their services could have an adverse effect on the operations of the Company. The Company has entered into three-year employment agreements (including non-competition provisions) terminating in August 1997, if not otherwise extended, with each of John J. Cali, Thomas A. Rizk, John R. Cali and Brant Cali. See "Management." The Company does not have, and is not currently contemplating obtaining, key man life insurance for its executive officers.

ADVERSE CONSEQUENCES OF FAILURE TO QUALIFY AS A REIT.

    TAX LIABILITIES AS A CONSEQUENCE OF FAILURE TO QUALIFY AS A REIT. The Company has operated so as to qualify as a REIT under the Code, commencing with its taxable year ending December 31, 1994. Although the Company believes that it will continue to operate in such a manner, no assurance can be given that the Company will be able to operate in a manner so as to remain so qualified. Qualification as a REIT involves the satisfaction of numerous requirements (some on an annual and quarterly basis) established under highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations, and involve the determination of various factual matters and circumstances not entirely within the Company's control.

    If the Company were to fail to qualify as a REIT in any taxable year, the Company would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at corporate rates. Moreover, unless entitled to relief under certain statutory provisions, the Company also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. This treatment would reduce the net earnings of the Company available for investment or distribution to stockholders because of the additional tax liability to the Company for the years involved. In addition, distributions to stockholders would no longer be required to be made.

    OTHER TAX LIABILITIES. The Company, notwithstanding its REIT status, is subject to certain federal, state and local taxes on its income and property. In addition, the Company's net income, if any, from the third party management and tenant improvements will be subject to United States federal income tax.

    EFFECT OF MARKET INTEREST RATES ON PRICE OF COMMON STOCK. Since the market price of shares of a publicly traded REIT, such as the Company, is determined in part by the attractiveness of the yield on those shares compared to the prevailing interest rates on fixed-income securities, an increase in interest rates could lead purchasers of Common Stock to demand a higher yield, which could adversely affect the market price of the Common Stock.

                                  THE COMPANY

    The Company is a fully-integrated REIT that owns and operates a portfolio comprised predominantly of Class A office and office/flex buildings located primarily in New Jersey, as well as commercial real estate leasing, management, acquisition, development and construction businesses. As of September 30, 1996, the Company owned 100 percent of 44 office and office/flex properties encompassing approximately 4.3 million square feet and one 327 unit multifamily residential property. The 44 office and office/flex properties are comprised of 27 office buildings containing an aggregate of 3.6 million square feet and 17 office/flex buildings containing an aggregate of approximately 700,000 square feet. The Company believes that its Properties have excellent locations and access and are well-maintained and professionally managed. As a result, the Company believes that its Properties attract high quality tenants and achieve among the highest rent, occupancy and tenant retention rates within their markets. As of September 30, 1996, the Office Properties and Office/Flex Properties were approximately 97 percent leased to over 430 tenants.

    The Company's strategy has been to focus its acquisition and development of properties in sub-markets where it is, or can become, a significant and preferred owner and operator. Management believes that the recent trend towards increasing rental and occupancy rates in office buildings in the Company's sub-markets presents significant opportunities for growth. The Company may also develop properties in such sub-markets. Management believes that its extensive market knowledge provides the Company with a significant competitive advantage, which is further enhanced by its strong reputation for and emphasis on delivering highly responsive management services, including direct and continuing access to the Company's senior management. The Company performs substantially all construction, leasing, management and tenant improvements on an "in-house" basis and is self-administered and self-managed.

    On November 4, 1996, the Company acquired the 1.9 million square foot Harborside Financial Center office complex located in Jersey City, New Jersey and on November 7, 1996, the Company acquired Five Sentry, a 131,000 square foot two-building office complex in Plymouth Meeting, Pennsylvania. See "Recent Developments--Acquisitions."

    The following table sets out a schedule of the Company's ten largest tenants, for Properties owned as of September 30, 1996, based upon contractual base rents for the month of September 1996 annualized (prior to completion of the Harborside and Five Sentry acquisitions):

                                                                                      PERCENTAGE OF
                                                                        AVERAGE         COMPANY'S
                                                       TENANT          RENT PER           TOTAL            LEASE
                                                   ANNUALIZED BASE      SQUARE       ANNUALIZED BASE     EXPIRATION
                                                  RENTAL REVENUE(1)     FOOT(2)      RENTAL REVENUE         DATE
                                                  -----------------  -------------  -----------------  --------------
                                                   (IN THOUSANDS)
Donaldson, Lufkin & Jenrette Securities
  Corporation ("DLJ")...........................      $   7,812        $   18.95            10.99%     July 2009
NTT Data Communications Systems Corp. ("NTT")...          3,050            22.27             4.29      Sept. 2000
The U.S. Life Insurance Company in New York
  City..........................................          2,332            12.96             3.28      Dec. 2003
Lonza, Inc......................................          2,227            24.90             3.13      Sept. 2002
Public Service Electric & Gas Co................          1,452            17.61             2.04      April 2003(3)
Bressler Amery & Ross...........................          1,135            28.34             1.60      Nov. 1998
Berlitz International...........................          1,059            17.00             1.49      March 2011
Arthur Andersen LLP.............................          1,058            13.84             1.49      Sept. 2000(4)
Syncsort, Inc...................................            968            19.00             1.36      Jan. 2001
Allstate Insurance Company......................            937            19.27             1.32      Nov. 2002(5)
                                                        -------                             -----
        Total...................................      $  22,030                             30.99%
                                                        -------                             -----
                                                        -------                             -----

------------------------
(1) Annual base rental revenue is based on actual September 1996 billings annualized and is not derived from historical GAAP results. The historical results for the 12 months ended December 31, 1996 may differ from those set forth above.

(2) Represents tenant's annualized base rent divided by the respective tenant's leased square feet.

(3) 46,191 net rentable square feet expire in April 2003; 5,378 net rentable square feet expire in July 1999; 9,877 net rentable square feet expire in March 1999; 21,039 net rentable square feet expire in October 1996, a portion of which the Company expects will not be renewed.

(4) 56,865 net rentable square feet expire in September 2000; 7,348 net rentable square feet expire in August 1999; 12,272 net rentable square feet expire in June 1997.

(5) 26,176 net rentable square feet expire in November 2002; 22,444 net rentable square feet expire in July 2001.

GROWTH STRATEGIES

    The Company's objectives are to maximize growth in Funds from Operations and to enhance the value of its portfolio through effective management, acquisition and development strategies. The Company believes that opportunities exist to increase cash flow per share by: (i) implementing operating strategies to produce increased effective rental and occupancy rates and decreased concession and tenant installation costs as vacancy rates in the Company's sub-markets continue to decline; (ii) acquiring properties with attractive returns in sub-markets where, based on its expertise in leasing, managing and operating properties, it is, or can become, a significant and preferred owner and operator; and (iii) developing properties where such development will result in a favorable risk-adjusted return on investment.

    Based on its evaluation of current market conditions, the Company believes that a number of factors will enable it to achieve its business objectives, including: (i) the limited availability to competitors of capital for financing development, acquisitions or capital improvements or for refinancing maturing mortgages; (ii) the lack of new construction in the Company's markets providing the Company with the opportunity to maximize occupancy levels at attractive rental rates; and (iii) the large number of distressed sellers and inadvertent owners (through foreclosure or otherwise) of office properties in the Company's markets creating enhanced acquisition opportunities. Management believes that the Company is well positioned to exploit existing opportunities because of its extensive experience in its markets and its proven ability to acquire, develop, lease and efficiently manage office properties.

    The Company focuses on enhancing growth in cash flow per share by: (i) maximizing cash flow from the existing Properties through continued active leasing and property management; (ii) managing operating expenses through the use of in-house management, leasing, marketing, financing, accounting, legal, construction management and data processing functions; (iii) emphasizing programs of repairs and capital improvements to enhance the Properties' competitive advantages in their markets; (iv) maintaining and developing long-term relationships with a diverse tenant group; and (v) attracting and retaining motivated employees by providing financial and other incentives to meet the Company's operating and financial goals.

    The Company seeks to increase its cash flow per share by acquiring additional properties that: (i) provide attractive initial yields with significant potential for growth in cash flow from property operations; (ii) are well located, of high quality and competitive in their respective sub-markets;
(iii) are located in its existing sub-markets or in sub-markets which lack a significant owner or operator; and (iv) have been under-managed or are otherwise capable of improved performance through intensive management and leasing that will result in increased occupancy and rental revenues.

    Consistent with its acquisition strategy, since the IPO, including the Harborside and Five Sentry acquisitions, the Company has invested over $500 million in the purchase of 38 office and office/flex properties, increasing its portfolio by approximately 190 percent (based upon total net rentable square feet). The Company also has the Proposed Acquisitions under contract. See "Recent Developments." There can be no assurance, however, that the Company will be able to improve the operating performance of any properties that are acquired or that either or both of the Proposed Acquisitions will be acquired. The Company may also develop office space when market conditions support a favorable risk-adjusted return on such development, primarily in stable sub-markets where the demand for office space exceeds available supply and where the Company is, or can become, a significant owner and operator. The Company believes that opportunities exist for it to acquire properties in its sub-markets at less than replacement cost. Therefore, the Company currently intends to emphasize acquisitions over development until market conditions change.

FINANCING ACTIVITIES

    The Company utilizes the most appropriate sources of capital for acquisitions, development, joint ventures and capital improvements, which sources may include undistributed Funds from Operations, borrowings under its revolving credit facilities, issuances of debt or equity securities and/or bank and other institutional borrowings. As of September 30, 1996, the Company's total debt constituted approximately 16.3 percent of the total market capitalization of the Company, 21.4 percent after giving pro forma effect to the acquisitions of Harborside and Five Sentry, the closing of the $80.0 million New Credit Facility, this Offering and the use of proceeds thereof.

    After the consummation of the IPO, the Company had available a $70.0 million revolving credit facility with an affiliate of Prudential Securities Incorporated (the "Revolving Credit Facility"). From the date of the IPO until February 1, 1995, the Revolving Credit Facility bore interest at a floating rate equal to 275 basis points over one-month LIBOR. On February 1, 1995, the interest rate was reduced to 200 basis points over one-month LIBOR, on October 1, 1995, the interest rate was further reduced to 150 basis points over one-month LIBOR and on October 1, 1996, the interest rate was further reduced to 125 basis points over one-month LIBOR. In addition, the maturity date of the Revolving Credit Facility has been extended to August 1997. At September 30, 1996, $6.0 million was outstanding under the Revolving Credit Facility. Substantially all of the outstanding borrowings under the Revolving Credit Facility have been used by the Company to fund the purchase of office and office/flex properties, although the Company has also paid some of the cash portions of the purchase prices with cash generated by operations.

    In May 1995, the Company entered into an interest rate swap agreement with a commercial bank. Such interest rate swap agreement fixes the Company's one-month LIBOR base rate to 6.285 percent per annum on a notional amount of $24.0 million through August 1999. On January 23, 1996, the Company entered into a second interest rate swap agreement with one of the participating banks in its Additional Credit Facility, as defined below. Such second interest rate swap agreement has a three-year term and a notional amount of $26.0 million which fixes the Company's one-month LIBOR base to 5.265 percent on its floating rate credit facilities. The Company is exposed to credit loss in the event of non-performance by the other parties on the interest rate swap agreements. However, the Company does not anticipate non-performance by either counterparty.

    On February 1, 1996, the Company obtained a revolving credit facility secured by certain of its Properties in the amount of $75.0 million from two banks (the "Additional Credit Facility"). The Additional Credit Facility has a three-year term and bears interest at 150 basis points over one-month LIBOR. The terms of the Additional Credit Facility include certain restrictions and covenants which limit, among other things, dividend payments and additional indebtedness and that require compliance with specified financial ratios and other financial measurements. The Additional Credit Facility also requires a fee equal to one quarter of one percent of the unused balance payable quarterly in arrears. At September 30, 1996, $23.8 million was outstanding under the Additional Credit Facility. Substantially all of the outstanding borrowings under the Additional Credit Facility have been used by the Company to fund the purchase of office and office/flex properties.

    On November 4, 1996, the Company obtained and fully utilized the $80.0 million New Credit Facility from PSC, in connection with the closing of the Harborside acquisition. The New Credit Facility bears interest at a floating rate equal to 125 basis points over one-month LIBOR. PSC has full recourse to the Company with respect to outstanding borrowings under the New Credit Facility. In addition, the New Credit Facility is secured by the Company's equity interest in Harborside. The New Credit Facility matures on January 15, 1998 unless PSC elects to extend the maturity date to a date not earlier than June 30, 1998 or the facility is refinanced prior to such date at the election of PSC or the Company. The terms of the New Credit Facility include certain restrictions and covenants that limit, among other things, dividend payments and additional indebtedness and that require compliance with specified financial ratios and other financial measurements. In connection with the acquisitions of Harborside and Five Sentry, net additional borrowings through November 18, 1996 under the Company's other revolving credit facilities totaled $63.7 million.

    In addition, in connection with the acquisition of Harborside, the Company assumed approximately $107.9 million of existing financing and approximately $42.1 million of seller-provided financing. See "Recent
Developments--Acquisitions."

                              RECENT DEVELOPMENTS

OPERATING PERFORMANCE

    The Company has consistently increased its Funds from Operations since the closing of its IPO. The Company's Funds from Operations (after adjustment for the straight-lining of rents) for the nine months ended September 30, 1996 grew to $30.0 million from $19.3 million for the corresponding 1995 period. As a result of the Company's improved operating performance, in September 1996, the Company announced a 5.9 percent increase in its regular quarterly distribution, commencing with the Company's distribution with respect to the third quarter of 1996, from $.425 per share to $.450 per share of Common Stock ($1.80 per share of Common Stock on an annualized basis). Since the IPO, the Company has increased its regular quarterly distribution by 11.4 percent.

ACQUISITIONS

    Since the IPO, including the Harborside and Five Sentry acquisitions, the Company has invested over $500 million in the purchase of 38 office and office/flex properties, increasing its portfolio by approximately 190 percent (based upon total net rentable square feet).

    On November 4, 1996, the Company acquired Harborside, a 1.9 million square foot office complex located in Jersey City, New Jersey for an acquisition cost of approximately $287.4 million. The acquisition of Harborside, which is located on the Hudson River waterfront directly across from downtown Manhattan, increased the Company's total office and office/flex portfolio by approximately 44 percent to approximately 6.2 million net rentable square feet. The purchase price included the assumption of existing and seller-provided financing aggregating approximately $150.0 million. The existing financing of approximately $107.9 million bears interest at a fixed rate of 7.32 percent for a term of approximately nine years. The seller-provided financing of approximately $42.1 million also has a term of nine years and initially bears interest at a rate of 6.99 percent. The interest rate on the seller-provided financing will be reset at the end of the third and sixth loan years based on the yield of the three year treasury obligation at that time, with spreads of 110 basis points in years four through six and 130 basis points in years seven through maturity. The balance of the acquisition cost, totaling approximately $137.4 million, was paid in cash and was financed substantially through drawings on the Company's existing credit facilities (including the New Credit Facility). See "The Company--Financing Activities." Harborside is located in the Exchange Place/ Newport sub-market of Jersey City, adjacent to the Exchange Place PATH train station. As of September 30, 1996, the property was approximately 95 percent leased. Harborside's largest tenant is Bankers Trust Harborside, Inc., which leases 385,000 square feet of space. Other major tenants include Dow Jones Telerate Holdings, Inc., the American Institute of Certified Public Accountants (AICPA), Dean Witter Trust Company and Bank of Tokyo. As part of the purchase, the Company also acquired 11.3 acres of land fully zoned and permitted for an additional 4.1 million square feet of development and the water rights associated with 27.4 acres of land extending into the Hudson immediately east of Harborside, including two piers with an area of 5.8 acres. The terms of the acquisition of the vacant parcels at Harborside provide for payments (with an estimated net present value of approximately $5.3 million) to be made to the seller for development rights if and when the Company commences construction on the site during the next several years. However, the agreement provides, among other things, that even if the Company does not commence construction, the seller may nevertheless require the Company to acquire these rights during the six-month period after the end of the sixth year. After such period, the seller's option lapses, but any development in years 7 through 30 will require a payment, on an increasing scale, for the development rights.

    On November 7, 1996, the Company acquired Five Sentry, a two-building office complex comprised of approximately 131,000 net rentable square feet located in Plymouth Meeting, Montgomery County, Pennsylvania. The property was acquired for approximately $12.4 million in cash, which was drawn from one of the Company's revolving credit facilities. As of September 30, 1996, the property was 99 percent leased. The property's major tenants include Merck, Inc. and Selas Fluid Processing Corp.

PROPOSED ACQUISITIONS

    The Company also has contracts to acquire the two Proposed Acquisitions for an aggregate purchase price of approximately $78.2 million. The Proposed Acquisitions are expected to close on or before December 31, 1996, but there can be no assurance that either or both of them will be acquired at such time or at any time. The Company is completing its due diligence review, physical inspection and valuation analysis of each of the Proposed Acquisitions. Set forth below are brief descriptions of the two Proposed Acquisitions:

    - AIRPORT CENTER. A three-building office complex comprised of approximately 370,000 net rentable square feet located in Lester, Delaware County, Pennsylvania, to be acquired for approximately $43.0 million in cash. As of September 30, 1996, the property was 100 percent leased. The property's major tenants include SAP America Inc., PNC Bank and Mercy Health Plan.

    - WHITEWELD CENTRE. A three-story, approximately 230,000 net rentable square foot office building located in Woodcliff Lake, Bergen County, New Jersey, to be acquired for approximately $35.2 million in cash. As of September 30, 1996, the property was 99 percent leased. The property's major tenants include Medco Containment Services, Inc., Xerox Corp., Chase Manhattan Mortgage Corp. and Comdisco Inc.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the Common Stock offered hereby (at a public offering price per share of $26.625), after deduction of the underwriting discounts and commissions and estimated offering expenses, is estimated to be approximately $382.7 million ($440.4 million if the Underwriters' over-allotment option is exercised in full). The Company presently intends to use the net proceeds from the Offering to reduce outstanding borrowings under its revolving credit facilities by approximately $143.7 million and to expend approximately $78.2 million to acquire the Proposed Acquisitions. The balance of the net proceeds, approximately $160.8 million, will be used for general corporate purposes, including acquisitions. The Company continually examines potential property acquisitions and, at any given time, one or more of such acquisitions may be under consideration. The Company is examining several acquisition opportunities at this time in addition to those discussed in "Recent Developments--Proposed Acquisitions," none of which are currently probable to occur. There can be no assurance that any such acquisitions will be consummated. Affiliates of Prudential Securities Incorporated are lenders under certain of the Company's revolving credit facilities and will be repaid approximately $131.5 million from the net proceeds of the Offering. See "The Company--Financing Activities." Pending such use, the Company may invest the net proceeds of the Offering in short-term income producing investments such as investments in commercial paper, government securities or money market funds that invest in government securities.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of September 30, 1996 and as adjusted to give effect to (i) the acquisitions of Harborside and Five Sentry, (ii) the closing of the $80.0 million New Credit Facility, (iii) the Offering and (iv) the anticipated use of the net proceeds therefrom as described under "Use of Proceeds."

                                                    AS OF SEPTEMBER 30,
                                                            1996
                                                   ----------------------
                                                    ACTUAL    AS ADJUSTED
                                                   ---------  -----------

                                                       (IN THOUSANDS)
Debt:
  Mortgage and other loans.......................  $  83,051   $ 238,303
  Borrowings under revolving credit facilities...     29,805      29,805
                                                   ---------  -----------
    Total debt...................................    112,856     268,108
                                                   ---------  -----------
Minority interest in the Operating
  Partnership(1).................................     27,375      27,375
                                                   ---------  -----------
Stockholders' Equity:
  Preferred stock, $.01 par value, 5,000,000
    shares authorized, none issued or outstanding     --          --
  Common Stock, $.01 par value, 95,000,000 shares
    authorized, 18,661,404 shares issued and
    outstanding, 33,911,404 shares as
    adjusted(1)(2)...............................        187         339
  Additional paid-in capital.....................    263,690     646,219
  Retained earnings..............................        456         456
                                                   ---------  -----------
    Total stockholders' equity...................    264,333     647,014
                                                   ---------  -----------
Total Capitalization.............................  $ 404,564   $ 942,497
                                                   ---------  -----------
                                                   ---------  -----------

------------------------

(1) Assumes no redemption of Units. If all of the Units were redeemed, 21,360,406 shares (and 36,610,406 shares as adjusted) of Common Stock would be outstanding as of September 30, 1996.

(2) Excludes 1,865,123 shares of Common Stock reserved for issuance pursuant to the Company's stock option plans under which 1,265,920 granted options are outstanding, including 492,203 exercisable options, as of September 30, 1996.

                 PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

    The Company's Common Stock is listed on the NYSE under the symbol "CLI." The following sets forth the high and low closing sales prices for the Common Stock for the fiscal periods indicated as reported by the NYSE and the distributions per share paid by the Company with respect to each such period.

                                                                              HIGH        LOW     DISTRIBUTION
                                                                            ---------  ---------  -----------
1994
August 25 through September 30............................................  $  17.250  $  16.125   $   .1346(1)
Fourth Quarter............................................................  $  16.375  $  14.875   $   .4038
1995
First Quarter.............................................................  $  17.375  $  15.50    $   .4038
Second Quarter............................................................  $  19.375  $  16.50    $   .4038
Third Quarter.............................................................  $  20.250  $  18.875   $   .4250
Fourth Quarter............................................................  $  22.500  $  19.125   $   .4250
1996
First Quarter.............................................................  $  23.625  $  20.750   $   .4250
Second Quarter............................................................  $  24.625  $  21.500   $   .4250
Third Quarter.............................................................  $  27.125  $  22.625   $   .4500
Fourth Quarter (through November 18)......................................  $  27.375  $  26.125         N/A

------------------------

(1) Represents distributions for the partial quarter subsequent to the IPO.

    Future distributions by the Company will be at the discretion of the Board of Directors and will depend on the actual cash flow of the Company, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Code and such other factors as the Board of Directors deems relevant.

    Distributions by the Company to the extent of its current earnings and profits for federal income tax purposes are taxable to stockholders as ordinary dividend income (unless such distributions are designated as capital gain distributions). Distributions in excess of earnings and profits generally are treated as a non-taxable return of capital to the extent of a stockholder's basis in the Common Stock. A return of capital distribution has the effect of deferring taxation until a stockholder's sale of the Common Stock. The Company has determined that all of the distributions paid during 1994 and 1995 represented ordinary dividend income to its stockholders.

                                   PROPERTIES

GENERAL

    As of September 30, 1996, the Company owned 100 percent of 44 office and office/flex properties and one multifamily residential property. All of the Properties are located in New Jersey, New York and Pennsylvania. The Properties are easily accessible from major thoroughfares and are in close proximity to numerous amenities. The 27 Office Properties contain a total of approximately
3.6 million net rentable square feet, with the individual Office Properties ranging from approximately 9,000 to 622,000 net rentable square feet. The 17 Office/Flex Properties contain a total of approximately 700,000 square feet. The Office Properties, each managed by on-site employees, generally have attractively landscaped sites, atriums and covered parking in addition to quality design and construction. As of September 30, 1996, the Office Properties and Office/Flex Properties were approximately 97 percent leased to over 430 tenants. The Company's tenants include many service sector employers, as well as a large number of professional firms and national and international businesses. The Company believes that all of its Properties are well-maintained and do not require significant capital improvements. On November 4, 1996, the Company acquired the 1.9 million square foot Harborside Financial Center office complex in Jersey City, New Jersey and on November 7, 1996, the Company acquired Five Sentry, a 131,000 square foot two-building office complex in Plymouth Meeting, Pennsylvania.

OFFICE MARKETS

    The Office Properties and Office/Flex Properties are located throughout New Jersey and in Rockland County, New York and suburban Philadelphia. The majority of the Properties are located in Northern and Central New Jersey, specifically in Bergen, Essex, Hudson, Morris, Passaic, Union, Mercer and Monmouth Counties. In addition, the Company owns two properties in Atlantic County, New Jersey, two properties in Media, Pennsylvania, a western suburb of Philadelphia, and one property in Rockland County, New York. The majority of the Properties are located within the greater New York metropolitan area and have direct access to New York City, Newark International Airport and the New York/New Jersey Harbor by both public transportation and an extensive highway network.

    As New Jersey experiences its fifth consecutive year of growth, the positive economic trends have translated into an improving real estate market with historically low vacancy rates and steady rental growth. At September 30, 1996, the Northern and Central New Jersey Class A vacancy rate had reached 12.8 percent, its lowest level since the late 1980's. As a result of declines in vacant space, asking rental rates in the region rose for the ninth consecutive quarter to reach $19.40 per square foot, an increase of $0.36 per square foot over the past year.

    Like the Northern and Central New Jersey markets, the suburban Philadelphia market is also strong. Many service companies have set up suburban offices near transportation hubs to afford easier access for their client base, resulting in the suburban Philadelphia market being stronger than the center-city market. Overall average asking rental rates for Philadelphia suburban office space continue to be higher than those of comparable center-city properties. At mid-year 1996, surburban Philadelphia recorded a 10.4 percent vacancy rate.

PROPERTIES

    The following table sets forth certain information relating to each of the Properties owned as of September 30, 1996 (including certain 1995 information for 15 Essex Road, Paramus, Bergen County which was sold by the Company on March 20, 1996):

                                                                                                PERCENTAGE
                                                                                                  OF 1995
                                                                                                   TOTAL        1995
                                                        PERCENTAGE                                OFFICE       AVERAGE
                                              NET         LEASED         1995         1995      AND OFFICE/   BASE RENT
                                            RENTABLE       AS OF         BASE       EFFECTIVE    FLEX BASE       PER
PROPERTY                          YEAR        AREA        9/30/96        RENT         RENT         RENT        SQ. FT.
LOCATION                          BUILT    (SQ. FT.)      (%)(1)       ($000)(2)    ($000)(3)       (%)        ($)(4)
------------------------------  ---------  ----------  -------------  -----------  -----------  -----------  -----------
OFFICE BUILDINGS
95 Christopher................       1989     621,900         99.9        11,244       10,331        23.33        20.55
  Columbus Drive,
  Jersey City,
  Hudson County, NJ
101 Eisenhower Parkway,.......       1980     237,000         93.1         3,710        3,415         7.70        16.43
  Roseland,
  Essex County, NJ
325 Columbia Turnpike,........       1987     168,144         94.3         3,196        2,819         6.63        20.16
  Floram Park,
  Morris County, NJ
100 Walnut Avenue,............       1985     182,555         95.7         3,659        3,310         7.59        20.04
  Clark,
  Union County, NJ
50 Tice Boulevard,............       1984     235,000         99.0         4,294        3,726         8.91        18.72
  Woodcliff Lake,
  Bergen County, NJ
103 Eisenhower Parkway,.......       1985     151,545         97.5         3,149        2,799         6.53        20.78
  Roseland,
  Essex County, NJ
20 Commerce Drive,............       1990     176,600        100.0         3,495        2,852         7.25        19.79
  Cranford,
  Union County, NJ
15 Essex Road,................       1979          (7)          (7)        1,461        1,307         3.03        19.22
  Paramus,
  Bergen County, NJ (7)
777 Passaic Avenue,...........       1983      75,000         67.3         1,004          905         2.08        19.63
  Clifton,
  Passaic County, NJ
11 Commerce Drive,............       1981      90,000         99.3         1,180        1,033         2.45        13.60
  Cranford,
  Union County, NJ (6)
65 Jackson Drive,.............       1984      82,778         82.4         1,644        1,470         3.41        36.24
  Cranford,
  Union County, NJ
6 Commerce Drive,.............       1973      56,000        100.0           908          809         1.88        16.21
  Cranford,
  Union County, NJ
600 Parsippany Road,..........       1978      96,000         99.4         1,390        1,389         2.88        14.90
  Parsippany,
  Morris County, NJ
17-17 Route 208...............       1987     143,000         98.9         2,845        2,845         5.90        21.10
  Fairlawn,
  Bergen County, NJ
400 Rella Boulevard,..........       1988     180,000         99.9         2,192        2,189         4.55        12.70
  Suffern,
  Rockland County, NY
5 Vaughn Drive,...............       1987      98,500         99.2           883          883         1.83         9.34
  Princeton,
  Mercer County, NJ


                                   1995               TENANTS LEASING
                                  AVERAGE               10% OR MORE
                                 EFFECTIVE                OF NET
                                 RENT PER              RENTABLE AREA
PROPERTY                          SQ. FT.              PER PROPERTY
LOCATION                          ($)(5)             AS OF 9/30/96(6)
------------------------------  -----------  ---------------------------------
OFFICE BUILDINGS
95 Christopher................       18.88   DLJ (66%), NTT (22%)
  Columbus Drive,
  Jersey City,
  Hudson County, NJ
101 Eisenhower Parkway,.......       15.12   Arthur Andersen LLP (29%),
  Roseland,                                  Brach, Eichler, Rosenberg,
  Essex County, NJ                           Silver, Bernstein & Hammer (13%)
325 Columbia Turnpike,........       17.78   Bressler, Amery & Ross (24%),
  Floram Park,                               General Motors Acceptance
  Morris County, NJ                          Corporation (14%), Dun &
                                             Bradstreet, Inc. (12%),
                                             Smith Barney Inc. (10%)
100 Walnut Avenue,............       18.13   BDSI (25%), The Equitable
  Clark,                                     Life Assurance Society of the
  Union County, NJ                           United States (15%)
50 Tice Boulevard,............       16.25   Syncsort, Inc. (22%)
  Woodcliff Lake,
  Bergen County, NJ
103 Eisenhower Parkway,.......       18.47   Ravin, Sarasohn, Cook,
  Roseland,                                  Baumgarten (18%),
  Essex County, NJ                           Lum, Hoenes, Abeles (17%),
                                             Chelsea-GCA (15%)
20 Commerce Drive,............       16.15   Public Service Electric &
  Cranford,                                  Gas Co. (25%), The Procter &
  Union County, NJ                           Gamble Distributing Company
                                             (12%), Paychex, Inc. (12%)
15 Essex Road,................       17.19   (7)
  Paramus,
  Bergen County, NJ (7)
777 Passaic Avenue,...........       17.69   Motorola Inc. (19%),
  Clifton,
  Passaic County, NJ
11 Commerce Drive,............       11.91   Public Service Electric &
  Cranford,                                  Gas Co. (23%), Northeast
  Union County, NJ (6)                       Administrators (10%)
65 Jackson Drive,.............       32.41   Kraft General Foods, Inc.
  Cranford,                                  (35%), Allstate Insurance Co.
  Union County, NJ                           (27%), K. Hovnanian Companies of
                                             N.J., Inc. (14%)
6 Commerce Drive,.............       14.45   Public Service Electric & Gas
  Cranford,                                  Co. (18%), Excel Scientific
  Union County, NJ                           Protocols, Inc. (18%), Columbia
                                             National, Inc. (13%)
600 Parsippany Road,..........       14.89   Metropolitan Life Insurance Co.
  Parsippany,                                (36%), International Business
  Morris County, NJ                          Machines (35%)
17-17 Route 208...............       21.10   Lonza, Inc. (63%), Chubb
  Fairlawn,                                  Federal Insurance (16%),
  Bergen County, NJ                          Boron-Lepone Assoc., Inc. (10%)
400 Rella Boulevard,..........       12.68   Prudential Insurance (21%),
  Suffern,                                   Provident Savings (20%),
  Rockland County, NY                        Allstate Insurance (16%),
                                             John Alden Life Insurance Co.
                                             (11%)
5 Vaughn Drive,...............        9.34   U.S. Trust of N.J. (19%),
  Princeton,                                 Princeton Venture Research Corp.
  Mercer County, NJ                          (14%), Woodrow Wilson (12%),
                                             Villeroy & Boch (11%)

                                                                                                PERCENTAGE
                                                                                                  OF 1995
                                                                                                   TOTAL        1995
                                                        PERCENTAGE                                OFFICE       AVERAGE
                                              NET         LEASED         1995         1995      AND OFFICE/   BASE RENT
                                            RENTABLE       AS OF         BASE       EFFECTIVE    FLEX BASE       PER
PROPERTY                          YEAR        AREA        9/30/96        RENT         RENT         RENT        SQ. FT.
LOCATION                          BUILT    (SQ. FT.)      (%)(1)       ($000)(2)    ($000)(3)       (%)        ($)(4)
------------------------------  ---------  ----------  -------------  -----------  -----------  -----------  -----------
999 Riverview Drive,..........       1988      57,000         97.5           148          148         0.31         2.66
  Totowa,
  Passaic County, NJ
1350 Campus Parkway,..........       1990      79,747         80.5           183          183         0.38         2.58
  Wall Township,
  Monmouth County, NJ
1305 Campus Parkway,..........       1988      23,350         99.6            46           46         0.10         2.10
  Wall Township,
  Monmouth County, NJ
3600 Route 66,................       1989     181,000        100.0           350          350         0.73         1.93
  Neptune,
  Monmouth County, NJ
100 Decadon Drive,............       1987      40,422        100.0           112          112         0.23         2.77
  Egg Harbor,
  Atlantic County, NJ
200 Decadon Drive,............       1991      39,922         91.4           101          101         0.21         2.60
  Egg Harbor,
  Atlantic County, NJ
400 Alexander Park,...........       1987      70,500        100.0            --           --           --           --
  Princeton,
  Mercer County, NJ
103 Carnegie Center...........       1984      96,000         97.4            --           --           --           --
  Princeton,
  Mercer County, NJ
Rose Tree
Corporate Center I............       1986     100,000         93.4            --           --           --           --
  Media, PA
Rose Tree
Corporate Center II...........       1990     160,000         99.0            --           --           --           --
  Media, PA
222 Mt. Airy Road,............       1986      49,000        100.0            --           --           --           --
  Basking Ridge,
  Somerset County, NJ
233 Mt. Airy Road,............       1987      66,000        100.0            --           --           --           --
  Basking Ridge,
  Somerset County, NJ
                                           ----------        -----    -----------  -----------  -----------
Total Office Buildings........              3,556,963         97.0     $  47,194    $  43,022        97.91
                                           ----------        -----    -----------  -----------  -----------
                                           ----------        -----    -----------  -----------  -----------

OFFICE/FLEX BUILDINGS
11 Commerce Way,..............       1989      47,025        100.0            63           63         0.13         1.34
  Totowa,
  Passaic County, NJ
20 Commerce Way,..............       1992      42,540        100.0            71           71         0.15         1.67
  Totowa,
  Passaic County, NJ
29 Commerce Way,..............       1990      48,930        100.0            64           64         0.13         1.31
  Totowa,
  Passaic County, NJ
40 Commerce Way,..............       1987      51,000        100.0            65           65         0.13         1.27
  Totowa,
  Passaic County, NJ
45 Commerce Way,..............       1992      51,207        100.0            61           61         0.13         1.19
  Totowa,
  Passaic, County, NJ


                                   1995               TENANTS LEASING
                                  AVERAGE               10% OR MORE
                                 EFFECTIVE                OF NET
                                 RENT PER              RENTABLE AREA
PROPERTY                          SQ. FT.              PER PROPERTY
LOCATION                          ($)(5)             AS OF 9/30/96(6)
------------------------------  -----------  ---------------------------------
999 Riverview Drive,..........        2.66   Bank of New York (55%),
  Totowa,                                    Bankers Financial (16%),
  Passaic County, NJ                         Commonwealth Land (11%)
1350 Campus Parkway,..........        2.58   New Jersey National Bank (17%),
  Wall Township,                             Stephen E. Gertier (17%),
  Monmouth County, NJ                        Hospital Computer (11%)
1305 Campus Parkway,..........        2.10   Centennial Cellular (41%),
  Wall Township,                             McLaughlin, Bennett Gelson (23%),
  Monmouth County, NJ                        Premier Dash (12%)
3600 Route 66,................        1.93   The U.S. Life Insurance Company
  Neptune,                                   in New York City (100%)
  Monmouth County, NJ
100 Decadon Drive,............        2.77   Computer Sciences (79%)
  Egg Harbor,
  Atlantic County, NJ
200 Decadon Drive,............        2.60   Hughes STX (27%), Reliance
  Egg Harbor,                                Health (19%), International
  Atlantic County, NJ                        Business Machines (14%),
                                             Computer Sciences (11%)
400 Alexander Park,...........          --   Berlitz International (88%),
  Princeton,                                 Progressive Casualty Insurance
  Mercer County, NJ                          Company (12%)
103 Carnegie Center...........          --   Ronin Development Co. (11%)
  Princeton,
  Mercer County, NJ
Rose Tree
Corporate Center I............          --   General Services
  Media, PA                                  Administration (13%), Erie
                                             Insurance Company (11%)
Rose Tree
Corporate Center II...........          --   Barnett International (17%)
  Media, PA
222 Mt. Airy Road,............          --   Lucent Technologies (100%)
  Basking Ridge,
  Somerset County, NJ
233 Mt. Airy Road,............          --   AT&T (100%)
  Basking Ridge,
  Somerset County, NJ

Total Office Buildings........

OFFICE/FLEX BUILDINGS
11 Commerce Way,..............        1.34   Caremark Homecare (78%),
  Totowa,                                    Quantum Health (11%),
  Passaic County, NJ                         Tempo Systems (11%)
20 Commerce Way,..............        1.67   Motorola Inc. (45%),
  Totowa,                                    Siemens Fiber (41%),
  Passaic County, NJ                         John Guest USA (14%)
29 Commerce Way,..............        1.31   Sandvik Sorting (44%),
  Totowa,                                    Paterson Dental Supply (23%),
  Passaic County, NJ                         Fujitec America (22%),
                                             Bell Atlantic Meridian (11%)
40 Commerce Way,..............        1.27   Thomson Electron (35%),
  Totowa,                                    Minolta Business (35%),
  Passaic County, NJ                         Snap-On, Inc. (14%), Inchcape
                                             Testing (14%)
45 Commerce Way,..............        1.19   Ericsson Radio (52%),
  Totowa,                                    Woodward Clyde (27%),
  Passaic, County, NJ                        Oakwood Corporate Housing (10%),
                                             Sensormatic Electronics (10%)

                                                                                                PERCENTAGE
                                                                                                  OF 1995
                                                                                                   TOTAL        1995
                                                        PERCENTAGE                                OFFICE       AVERAGE
                                              NET         LEASED         1995         1995      AND OFFICE/   BASE RENT
                                            RENTABLE       AS OF         BASE       EFFECTIVE    FLEX BASE       PER
PROPERTY                          YEAR        AREA        9/30/96        RENT         RENT         RENT        SQ. FT.
LOCATION                          BUILT    (SQ. FT.)      (%)(1)       ($000)(2)    ($000)(3)       (%)        ($)(4)
------------------------------  ---------  ----------  -------------  -----------  -----------  -----------  -----------
60 Commerce Way,..............       1988      50,333        100.0            29           29         0.06         1.00
  Totowa,
  Passaic County, NJ
120-140 Commerce Way,.........       1994       9,024        100.0            48           48         0.10         5.32
  Totowa,                                      26,881        100.0
  Passaic County, NJ
1340 Campus Parkway,..........       1992      72,502         88.9            98           98         0.20         1.52
  Wall Township,
  Monmouth County, NJ
1325 Campus Parkway,..........       1988      35,000         89.2            58           58         0.12         1.70
  Wall Township
  Monmouth County, NJ
1324 Wykoff Road,.............       1987      21,168        100.0            30           30         0.06         1.42
  Wall Township,
  Monmouth County, NJ
1320 Wykoff Road,.............       1986      20,336        100.0            29           29         0.06         1.43
  Wall Township,
  Monmouth County, NJ
1433 Highway 34,..............       1985      69,020         94.7            95           95         0.20         1.58
  Wall Township,
  Monmouth County, NJ
100 Horizon Center,...........       1989      13,270        100.0            33           33         0.07         2.49
  Hamilton Township,
  Mercer County, NJ
200 Horizon Drive,............       1991      45,770         85.3            63           63         0.13         1.61
  Hamilton Township,
  Mercer County, NJ
300 Horizon Drive,............       1989      69,760        100.0           126          126         0.26         1.81
  Hamilton Township,
  Mercer County, NJ
500 Horizon Drive,............       1990      41,205         92.8            65           65         0.13         1.61
  Hamilton Township,
  Mercer County, NJ
                                           ----------        -----    -----------  -----------  -----------
Total--Office/Flex Buildings..                714,971         96.5           998          998         2.06
                                           ----------        -----    -----------  -----------  -----------
Total--All Buildings..........              4,271,934         96.9     $  48,192(8)  $  44,020(8)     100.00(8)
                                           ----------        -----    -----------  -----------  -----------
                                           ----------        -----    -----------  -----------  -----------

                                   1995               TENANTS LEASING
                                  AVERAGE               10% OR MORE
                                 EFFECTIVE                OF NET
                                 RENT PER              RENTABLE AREA
PROPERTY                          SQ. FT.              PER PROPERTY
LOCATION                          ($)(5)             AS OF 9/30/96(6)
------------------------------  -----------  ---------------------------------
60 Commerce Way,..............        1.00   Ericsson Inc. (43%),
  Totowa,                                    Relectronic Service (43%),
  Passaic County, NJ                         Maxlite-S.K. America (14%)
120-140 Commerce Way,.........        5.32   Deerfield Healthcare (25%)
  Totowa,                                    Advanced Image (15%)
  Passaic County, NJ                         Philips Consumer (14%)
1340 Campus Parkway,..........        1.52   Groundwater Env. (33%),
  Wall Township,                             Software Shop (22%), Lincare/
  Monmouth County, NJ                        Omni (15%), Association for
                                             Retarded Citizens (11%)
1325 Campus Parkway,..........        1.70   American Press (71%)
  Wall Township
  Monmouth County, NJ
1324 Wykoff Road,.............        1.42   AT&T Corporation (53%),
  Wall Township,                             State of New Jersey (25%),
  Monmouth County, NJ                        Supply Saver, Inc. (22%)
1320 Wykoff Road,.............        1.43   Eastern Automation (71%),
  Wall Township,                             AT&T Corporation (29%)
  Monmouth County, NJ
1433 Highway 34,..............        1.58   State Farm Mutual (22%),
  Wall Township,                             New Jersey Natural Gas(14%),
  Monmouth County, NJ                        Beacon Tool (12%)
100 Horizon Center,...........        2.49   H.I.P. of New Jersey (100%)
  Hamilton Township,
  Mercer County, NJ
200 Horizon Drive,............        1.61   O.H.M. Remediation (85%)
  Hamilton Township,
  Mercer County, NJ
300 Horizon Drive,............        1.81   State of New Jersey/D.E.P.
  Hamilton Township,                         (50%), McFaul & Lyons (26%),
  Mercer County, NJ                          Fluor Daniel GTI (24%)
500 Horizon Drive,............        1.61   First Financial (30%),
  Hamilton Township,                         Lakeview Child Center (19%),
  Mercer County, NJ                          S.H.L. Systems/MCI (18%),
                                             Consumer N.J. Water (14%),
                                             Diedre Moire Corp. (11%)
Total--Office/Flex Buildings..
Total--All Buildings..........

------------------------

(1) Based on all leases in effect as of September 30, 1996.

(2) Total base rent for 1995, determined in accordance with GAAP. Substantially all of the leases provide for annual base rents plus recoveries and escalation charges based upon the tenant's proportionate share of and/or increases in real estate taxes and certain operating costs, as defined, and the pass through of charges for electrical usage.

(3) Total base rent for 1995 minus total 1995 amortization of tenant improvements, leasing commissions and other concessions and costs, determined in accordance with GAAP.

(4) Base rent for 1995 divided by net rentable square feet leased at December 31, 1995. For those properties acquired by the Company during 1995, amounts presented reflect only that portion of the year during which the Company owned the properties.

(5) Effective rent for 1995 divided by net rentable square feet leased at December 31, 1995. For those properties acquired by the Company during 1995, amounts presented reflect only that portion of the year during which the Company owned the properties.

(6) Excludes office space leased by the Company.

(7) 15 Essex Road was sold by the Company on March 20, 1996.

(8) Includes only those Office and Office/Flex Properties owned by the Company on December 31, 1995.

    The following table sets out a schedule of the lease expirations for the Office Properties owned as of September 30, 1996, beginning October 1, 1996, assuming that none of the tenants exercises renewal options:

                                                                       PERCENTAGE OF                           AVG. ANNUAL
                                                 NET RENTABLE AREA         TOTAL           ANNUAL BASE        RENT PER NET
                                   NUMBER OF         SUBJECT TO       LEASED SQ. FT.          RENT          RENTABLE SQ. FT.
          PERIOD OF                 LEASES            EXPIRING        REPRESENTED BY     UNDER EXPIRING      REPRESENTED BY
          EXPIRATION             EXPIRING (1)     LEASES (SQ. FT.)    EXPIRING LEASES   LEASES ($000) (2)  EXPIRING LEASES ($)
         -----------            ---------------  ------------------  -----------------  -----------------  -------------------
10/1/96-12/31/96..............            27              99,253              2.90              1,714               17.27
1997..........................            74             417,569             12.20              7,759               18.58
1998..........................            75             386,293             11.29              7,446               19.28
1999..........................            83             469,857             13.73              8,098               17.24
2000..........................            62             654,468             19.12             11,757               17.96
2001..........................            40             340,728              9.96              6,855               20.12
2002..........................            16             191,520              5.60              4,389               22.92
2003..........................             6             257,799              7.53              3,939               15.28
2004..........................             3              37,207              1.09                748               20.10
2006..........................             2              38,381              1.12                822               21.42
2008..........................             2              23,175              0.68                510               22.01
2009..........................             5             443,601             12.96              9,016               20.32
2011..........................             1              62,275              1.82              1,111               17.84
                                         ---          ----------            ------             ------               -----
Total/Weighted Average........           396           3,422,126            100.00             64,164               18.75
                                         ---          ----------            ------             ------
                                         ---          ----------            ------             ------

------------------------

(1) Includes office tenants only. Excludes leases for amenity, retail, parking and month-to-month office tenants. Some tenants have multiple leases.

(2) Based upon aggregate base rent, determined in accordance with GAAP, including all leases dated on or before September 30, 1996.

    The following table sets out a schedule of the lease expirations for the Office/Flex Properties owned as of September 30, 1996, beginning October 1, 1996, assuming that none of the tenants exercises renewal options:

                                                                         PERCENTAGE OF                           AVG. ANNUAL
                                                   NET RENTABLE AREA         TOTAL                              RENT PER NET
                                    NUMBER OF          SUBJECT TO       LEASED SQ. FT.    ANNUAL BASE RENT    RENTABLE SQ. FT.
          PERIOD OF                  LEASES             EXPIRING        REPRESENTED BY     UNDER EXPIRING      REPRESENTED BY
          EXPIRATION              EXPIRING (1)      LEASES (SQ. FT.)    EXPIRING LEASES   LEASES ($000) (2)  EXPIRING LEASES ($)
------------------------------  -----------------  ------------------  -----------------  -----------------  -------------------
10/1/96-12/31/96..............              4              16,393               2.38                168               10.25
1997..........................             17             149,866              21.73              1,380                9.21
1998..........................              8              88,303              12.80                848                9.60
1999..........................             12              92,307              13.38                954               10.34
2000..........................             13             176,531              25.59              1,963               11.12
2001..........................              9              85,987              12.47                854                9.93
2002..........................              1              11,200               1.62                111                9.91
2003..........................              1               9,024               1.31                128               14.18
2004..........................              1              39,060               5.66                445               11.39
2005..........................              1               7,225               1.05                 71                9.83
2008..........................              1              13,860               2.01                113                8.15
                                           --
                                                          -------             ------              -----               -----
Total/Weighted Average........             68             689,756             100.00              7,035               10.20
                                           --
                                           --
                                                          -------             ------              -----
                                                          -------             ------              -----

------------------------

(1) Includes office/flex tenants only. Excludes leases for amenity, retail, parking and month-to-month office tenants. Some tenants have multiple leases.

(2) Based upon aggregate base rent, determined in accordance with GAAP, including all leases dated on or before September 30, 1996.

    HARBORSIDE FINANCIAL CENTER, JERSEY CITY, NEW JERSEY. Harborside is a completely redeveloped, three building office complex containing 1.9 million square feet of net rentable area located in the Exchange Place/Newport Center sub-market of Jersey City, New Jersey. This sub-market is a satellite office market of Manhattan and is occupied primarily by the support and technical operations of New York City-based financial institutions. The buildings, known as Plazas I, II and III, were developed as a complete reconstruction of existing buildings in two phases, the first completed in 1983 and the second in 1990. The buildings are connected via an enclosed 1,000 foot waterfront promenade featuring restaurants, service retail shops and a food court, as well as an atrium lobby.

    The following table sets forth certain information (on a per net rentable square foot basis unless otherwise indicated) about Harborside since January 1, 1991 (based upon an average of all lease transactions during the respective periods):

                                                                                                                    NINE MONTHS
                                                                           YEAR ENDED DECEMBER 31,                     ENDED
                                                            -----------------------------------------------------  SEPTEMBER 30,
                                                              1991       1992       1993       1994       1995         1996
                                                            ---------  ---------  ---------  ---------  ---------  -------------
Number of leases signed during the period (1).............          6          4          3          9          5            3
Rentable square footage leased during period (1)..........    277,394    192,278     12,143    201,933     50,806       63,437
Base rent ($) (1) (2).....................................      20.62      18.18      20.35      16.04      22.33        20.10
Tenant improvements ($) (3)...............................      36.87      39.82      24.31      17.69      19.21        10.07
Leasing commissions ($) (4)...............................       8.29      14.60       8.68      10.28       4.71        10.11
Other concessions ($) (5).................................       7.21       0.00       0.00       0.00       0.00         0.00
Effective rent ($) (6)....................................      16.89      14.41      13.86      13.91      19.95        18.12

Expense stop ($) (7)......................................       1.85       0.98       3.42       3.91       2.52         8.04
Effective equivalent triple net rent ($) (8)..............      15.04      13.43      10.44      10.00      17.43        10.08

Occupancy rate at end of period (%) (1)...................       68.4       78.6       88.1       93.3       96.1         94.9

------------------------

(1) Includes only office tenants with lease terms of 12 months or longer. Excludes leases for amenity, parking, retail and month-to-month office tenants.

(2) Equals aggregate base rent received over their respective terms from all lease transactions during the period, divided by the terms in months for such leases during the period, multiplied by 12, divided by the total net rentable square feet leased under all lease transactions during the period.

(3) Equals work letter costs, net of estimated provision for profit and overhead. Actual tenant improvements may differ from estimated work letter costs.

(4) Equals an aggregate of leasing commissions payable to employees and third parties based on standard commission rates and excludes negotiated commission discounts obtained from time to time.

(5) Includes moving expenses, furniture allowances and other concessions.

(6) Equals aggregate base rent received over their respective terms from all lease transactions during the period minus all tenant improvements, leasing commissions and other concessions from all lease transactions during the period, divided by the terms in months for such leases, multiplied by 12, divided by the total net rentable square feet under all lease transactions during the period.
(7) Equals the aggregate of each base year tax and common area maintenance expense pool multiplied by the respective pro rata share for all lease transactions during the period, divided by the total net rentable square feet leased under all lease transactions during the period.

(8) Equals effective rent per square foot minus expense stop per square foot.

    The following schedule sets forth the average percentage leased and average annual rental per leased square foot for the years ended December 31, 1991 through 1995 and the nine months ended September 30, 1996 for Harborside:

                                                                                                      AVERAGE ANNUAL
                                                                                        AVERAGE         RENTAL PER
                                                                                      PERCENTAGE       LEASED SQUARE
       PERIOD                                                                       LEASED (%) (1)   FOOT ($) (2) (3)
----------------------------------------------------------------------------------  ---------------  -----------------
1/1/96 - 9/30/96..................................................................          95.5             17.09
      1995........................................................................          94.7             15.99
      1994........................................................................          90.7             15.26
      1993........................................................................          83.4             16.36
      1992........................................................................          73.5             14.69
      1991........................................................................          66.4             13.96

------------------------

(1) Average of beginning and end of period aggregate percentage leased.

(2) Total base rents for the year, determined in accordance with GAAP, divided by the average of beginning and end of year aggregate net rentable square feet leased.

(3) Average annual rental per leased square foot for the nine months ended September 30, 1996 is computed on an annualized basis.

    Four tenants at Harborside occupied approximately 61 percent and 63 percent of the net rentable square feet in the aggregate as of December 31, 1995 and September 30, 1996, respectively, as follows:

    Bankers Trust Harborside, Inc., a commercial bank, occupied approximately 385,000 net rentable square feet at December 31, 1995 and September 30, 1996 (approximately 20 percent of the total net rentable square feet) pursuant to a lease that expires on March 31, 2003, with two five-year renewal options. Total rental income, including escalations and recoveries, was approximately $2.6 million and $2.0 million in 1995 and the nine months ended September 30, 1996, respectively. The lease provides for, among other things, annual rental increases of $770,000 beginning in April 1998.

    Dow Jones Telerate Holdings, Inc., a telecommunications firm, occupied approximately 333,000 and 378,000 total net rentable square feet at December 31, 1995 and September 30, 1996, respectively (approximately 18 percent and 20 percent of the total net rentable square feet), pursuant to various leases expiring June 30, 1999 through March 31, 2001, with two five-year renewal options on 188,000 square feet and one five-year renewal option on 45,000 square feet. Total rental income from Dow Jones Telerate Holdings, Inc., including escalations and recoveries, was approximately $7.7 million and $6.6 million in 1995 and the nine months ended September 30, 1996, respectively. Certain of these leases provide for annual rental increases of approximately $181,000 beginning in June 2001.

    American Institute of Certified Public Accountants (AICPA), a trade organization, occupied 250,000 net rentable square feet at December 31, 1995 and September 30, 1996 (approximately 13 percent of total net rentable square feet) pursuant to a lease that expires July 31, 2012, with a five-year and a ten-year renewal option. Total rental income from the AICPA, including escalations and recoveries, was approximately $6.5 million and $4.8 million in 1995 and the nine months ended September 30, 1996, respectively. The AICPA lease provides for, among other things, annual rental increases of approximately $836,000 beginning in July 2002 and $836,000 beginning in July 2007.

    Dean Witter Trust Company, a securities firm, occupied approximately 183,000 net rentable square feet at December 31, 1995 and September 30, 1996 (approximately 10 percent of the total net rentable square feet) pursuant to a lease that expires in February 2008, with a five-year and a ten-year renewal option. Total rental income from Dean Witter Trust Company, including escalations and recoveries, was approximately $4.0 million and $3.4 million in 1995 and the nine months ended September 30, 1996, respectively. The lease provides for, among other things, annual rental increases of approximately $221,000 beginning in February 1998, $300,000 in September 2000, $473,000 in February 2003 and $64,000 in September 2005.

    The following table sets forth a schedule of the lease expirations for Harborside, beginning October 1, 1996, assuming that none of the tenants exercises renewal options:

                                                                                                              AVG. ANNUAL
                                                                      PERCENTAGE OF                          RENT PER NET
                                                NET RENTABLE AREA         TOTAL        ANNUAL BASE RENT    RENTABLE SQ. FT.
                                 NUMBER OF          SUBJECT TO       LEASED SQ. FT.     UNDER EXPIRING      REPRESENTED BY
         PERIOD OF                LEASES             EXPIRING        REPRESENTED BY     LEASES ($000)       EXPIRING LEASES
        EXPIRATION             EXPIRING (1)      LEASES (SQ. FT.)    EXPIRING LEASES         (2)                ($)(2)
---------------------------  -----------------  ------------------  -----------------  ----------------  ---------------------
   10/1/96-12/31/96........              2               55,128              3.20              1,049               19.03
   1997....................              2                1,857              0.11                 39               21.00
   1998....................              4               30,233              1.75                672               22.23
   1999....................              8               83,509              4.85              1,527               18.29
   2000....................              8              292,257             16.96              4,855               16.61
   2001....................              3               74,696              4.33              1,628               21.80
   2003....................              2              391,299             22.71              2,372                6.06
   2004....................              1               24,729              1.43                551               22.28
   2005....................              3               34,904              2.02                859               24.61
   2006....................              5               85,389              4.96              1,648               19.30
   2008....................              3              182,748             10.61              2,682               14.68
   2009....................              3              137,076              7.96              3,013               21.98
   2010....................              1               79,397              4.61                834               10.50
   2012....................              4              249,768             14.50              5,043               20.19
                                        --
                                                     ----------            ------            -------              ------
Total/Weighted Average.....             49            1,722,990            100.00             26,772               15.54
                                        --
                                        --
                                                     ----------            ------            -------
                                                     ----------            ------            -------

------------------------

(1) Includes office tenants only. Excludes leases for amenity, retail, parking and month-to-month office tenants. Some tenants have multiple leases.

(2) Determined based on aggregate base rent to be received over the term divided by the term in months multiplied by 12, including all leases dated on or before September 30, 1996.

                                   MANAGEMENT

    The following table sets forth certain information with respect to the directors and executive officers of the Company:

NAME                            AGE      PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
--------------------------      ---      -----------------------------------------------------------------------------
John J. Cali..............          78   Chairman of the Board and a member of the Board of Directors of the Company.
                                         In addition, Mr. Cali was a principal of Cali Associates and a member of its
                                         Executive and Long Range Planning Committees. Mr. Cali co-founded Cali
                                         Associates in 1949 and since such date has been responsible for its and the
                                         Company's overall development strategies and policies.
Thomas A. Rizk............          39   President, Chief Executive Officer and a member of the Board of Directors of the Company. In addition, Mr. Rizk was a principal of Cali Associates and served as its General Counsel and as a member of its Executive Committee from
                                         1989 to 1994 and as its Chief Financial Officer from 1991 to 1994. Mr. Rizk was responsible for coordinating all financial activities for Cali
                                         Associates, including federal income tax planning, and for developing its strategic direction and investment strategies. Mr. Rizk has remained responsible for conducting these activities for the Company. Prior to joining
                                         Cali Associates, Mr. Rizk was vice president and general counsel of Dubnoff &
                                         Koch, a New Jersey-based real estate development firm.
John R. Cali..............          49   Chief Administrative Officer of the Company. In addition, Mr. Cali was a principal of Cali Associates and served as a member of its Long Range
                                         Planning Committee from 1981 to 1994 and its Executive Committee from 1987 to
                                         1994. Mr. Cali was responsible for the development of Cali Associates' office system and the management of its office personnel and he remains responsible for such duties with the Company. Mr. Cali also developed and organized the leasing and property management departments of Cali Associates and he is now responsible for directing the acquisition functions of the Company.
Brant Cali................          42   Chief Operating Officer and Secretary of the Company. In addition, Mr. Cali was a principal of Cali Associates and served as a member of its Executive and Long Range Planning Committees from 1981 to 1994. Mr. Cali is responsible for directing the leasing and property management departments and providing overall strategic direction for the Company.
James Nugent..............          43   Vice President-Leasing of the Company since its formation. In addition, from
                                         1991 to 1994, Mr. Nugent served as the Senior Director of Leasing at Cali
                                         Associates, supervising all leasing activity and analyzing the financial aspects of all major leases, and he remains responsible for such duties with the Company. From 1984 to 1991, Mr. Nugent's responsibilities included negotiating the financial and business terms of leases for the Cali
                                         Associates portfolio of properties, analyzing future projects and formulating the structure of potential development opportunities.
Albert Spring.............          51   Vice President-Operations of the Company since its formation. In addition,
                                         Mr. Spring was responsible from 1977 to 1994 for construction management at
                                         Cali Associates, including engineering, processing approvals, estimating costs and supervising contractors.

NAME                            AGE      PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
--------------------------      ---      -----------------------------------------------------------------------------
Roger W. Thomas...........          39   Vice President, General Counsel and Assistant Secretary of the Company. Mr.
                                         Thomas' responsibilities include supervising outside legal counsel, insuring legal compliance and preparation of required disclosure documents. Mr. Thomas also assists the Company in investor relations and in implementing the
                                         Company's investment strategies, financial activities, and acquisitions.
                                         Prior to joining the Company, Mr. Thomas was a partner in Dreyer & Traub, a
                                         New York law firm specializing in real estate and commercial transactions.
Barry Lefkowitz...........          34   Chief Financial Officer of the Company. Mr. Lefkowitz is responsible for all financial reporting matters, strategic financial planning, budgeting and management of capital markets activities. Before joining the Company, Mr.
                                         Lefkowitz was a Senior Manager specializing in real estate with the accounting firm of Deloitte & Touche LLP.
Angelo R. Cali............          81   Member of the Board of Directors of the Company since its formation. Prior to the formation of the Company, Mr. Cali was a principal of Cali Associates, the real estate development company which was the predecessor of the Company, and a member of its Executive and Long Range Planning Committees. Mr. Cali
                                         co-founded Cali Associates in 1949 and was responsible for its organizational development from such date until the completion of the Company's initial public offering in 1994.
Edward Leshowitz..........          81   Member of the Board of Directors of the Company since its formation. In addition, Mr. Leshowitz was a principal of Cali Associates and was a member of its Executive and Long Range Planning Committees. Mr. Leshowitz co-founded
                                         Cali Associates in 1949 and was responsible for the financial and leasing strategies of Cali Associates' portfolio and was the senior executive responsible for lease approvals.
Brendan T. Byrne..........          72   Director of the Company; Former two-term Governor of the State of New Jersey and a senior partner with Carella, Byrne, Bain, Gilfillan, Cecchi, Stewart &
                                         Olstein, a Roseland, New Jersey law firm.
Kenneth A. DeGhetto.......          72   Director of the Company; Member of the Board of Directors and former
                                         President of Foster Wheeler Corporation and member of the Board of Directors of Brandon Systems.
James W. Hughes...........          52   Director of the Company; Dean of the Edward J. Bloustein School of Planning
                                         and Public Policy at Rutgers University and Professor of Urban Planning and
                                         Policy Development.
Irvin D. Reid.............          55   Director of the Company; President of Montclair State University (formerly
                                         Montclair State College) in New Jersey and a member of the Board of Directors of Fleet Bank, N.A.
Alan Turtletaub...........          82   Director of the Company; Founder and Chairman of the Board of The Money
                                         Store. Mr. Turtletaub is also the founder and a board member of the National
                                         Second Mortgage Association and is also on the advisory board of Valley
                                         National Bank.

                    CERTAIN UNITED STATES FEDERAL INCOME TAX
                   CONSIDERATIONS TO HOLDERS OF COMMON STOCK

    The following summary of certain United States federal income tax considerations to holders of Common Stock is based on current law, is for general information only, and is not tax advice. The tax treatment of a holder of Common Stock will vary depending upon such holder's particular situation, and this discussion does not purport to deal with all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders (including insurance companies, financial institutions or broker-dealers, tax-exempt organizations, foreign corporations, and persons who are not citizens or residents of the United States, except to the extent discussed under the heading "Taxation of Tax-Exempt Stockholders" and "Taxation of Non-U.S. Stockholders") subject to special treatment under the United States federal income tax laws.

    This discussion does not address any aspects of federal income taxation to the company relating to its election to be taxed as a REIT. A summary of certain federal income tax considerations to the Company is provided in the Prospectus.

    EACH INVESTOR SHOULD REFER TO THE PROSPECTUS FOR A SUMMARY OF THE FEDERAL INCOME TAX CONSIDERATIONS TO THE COMPANY OF ITS REIT ELECTION. EACH INVESTOR IS ADVISED TO CONSULT WITH HIS OWN TAX ADVISOR, REGARDING THE TAX CONSEQUENCES TO HIM OF THE ACQUISITION, OWNERSHIP AND SALE OF COMMON STOCK, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF TAXABLE U.S. STOCKHOLDERS GENERALLY

    As used herein, the term "U.S. Stockholder" means a holder of shares of Common Stock who (for United States federal income tax purposes) (i) is a citizen or resident of the United States, (ii) is a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof or (iii) is an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

    As long as the Company qualifies as a REIT, distributions made by the Company out of its current or accumulated earnings and profits (and not designated as capital gain dividends) will constitute dividends taxable to its taxable U.S. Stockholders as ordinary income. Such distributions will not be eligible for the dividends-received deduction in the case of U.S. Stockholders that are corporations. Distributions made by the Company that are properly designated by the Company as capital gain dividends will be taxable to taxable U.S. Stockholders as long-term capital gains (to the extent that they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which a U.S. Stockholder has held his shares of stock. U.S. Stockholders that are corporations may, however, be required to treat up to 20 percent of certain capital gain dividends as ordinary income.

    To the extent that the Company makes distributions (not designated as capital gain dividends) in excess of its current and accumulated earnings and profits, such distributions will be treated first as a tax-free return of capital to each U.S. Stockholder, reducing the adjusted basis which such U.S. Stockholder has in his shares of stock for tax purposes by the amount of such distribution (but not below zero), with distributions in excess of the U.S. Stockholder's adjusted basis in his shares taxable as capital gains (provided that the shares have been held as a capital asset). Distributions declared by the Company in October, November or December of any year and payable to a stockholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the Company on or before January 31 of the following calendar year. Stockholders may not include in their own income tax returns any net operating losses or capital losses of the Company.

    In general, any loss recognized by a U.S. Stockholder upon the sale or other disposition of shares of the Company that have been held for six or fewer months (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of distributions received by such U.S. Stockholder from the Company which were required to be treated as a long-term capital loss.

BACKUP WITHHOLDING

    The Company will report to its U.S. Stockholders and to the Internal Revenue Service (the "IRS") the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31 percent with respect to dividends paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Stockholder that does not provide the Company with the correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to the Company. See "--Taxation of Non-U.S. Stockholders."

TAXATION OF TAX-EXEMPT STOCKHOLDERS

    Under the Revenue Reconciliation Act of 1993 (the "1993 Act"), in applying the REIT stock ownership test under the Code, a pension trust generally is not treated as a single individual as it would have been under prior law. Rather, the 1993 Act treats beneficiaries of certain pension trusts as holding the shares of a REIT in proportion to their actuarial interests in such trust, and thus permits certain pension trusts to acquire more concentrated ownership of a REIT.

    In addition, under the 1993 Act, a pension fund owning more than 10 percent of a REIT must treat a percentage of dividends from the REIT as "unrelated business taxable income" ("UBTI"). The percentage is determined by dividing the REIT's gross income derived from an unrelated trade or business for the year by the gross income of the REIT for the year in which the dividends are paid. If this percentage is less than five percent, however, dividends are not treated as UBTI. In general, the UBTI rule applies to a REIT where the REIT qualifies as a REIT by reason of the above modification of the stock ownership test and (i) one pension trust owns more than 25 percent of the value of the REIT; or (ii) a group of pension trusts individually holding more than 10 percent of the value of the REIT collectively owns more than 50 percent of the value of the REIT.

    The provisions of the 1993 Act apply to taxable years of a REIT beginning on or after January 1, 1994.

TAXATION OF NON-U.S. STOCKHOLDERS

    The rules governing United States federal income taxation of the ownership and disposition of stock by persons that are, for purposes of such taxation, nonresident alien individuals, foreign corporations, foregoing partnerships or foreign estates or trusts (collectively, "Non-U.S. Stockholders") are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of United States Federal income tax and does not address state, local or foreign tax consequences (including treaty benefits, if any, that may be available in certain instances) that may be relevant to a Non-U.S. Stockholder in light of its particular circumstances. In addition, this discussion is based on current law, which is subject to change, and assumes that the Company qualifies for taxation as a REIT. Prospective Non-U.S. Stockholders should consult with their own tax advisers to determine the impact of federal, state, local and foreign income tax laws with regard to an investment in stock, including any reporting requirements.

    DISTRIBUTIONS. Distributions by the Company to a Non-U.S. Stockholder that are neither attributable to gain from sales or exchanges by the Company of United States real property interests nor designated by the Company as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions ordinarily will be subject to withholding of United States federal income tax on a gross basis (that is, without allowance of deductions) at a 30 percent rate unless an applicable treaty lowers the withholding rate. However, if income from the investment in Common Stock is treated as effectively connected with the conduct by the Non-U.S. Stockholder of a United States trade or business, the Non-U.S. Stockholder will be subject to tax on a net basis (that is, after allowances of deductions) at graduated rates, in the same manner as U.S. Stockholders are taxed with respect to such distributions, and are generally not subject to withholding. Any such distributions received by a Non-U.S. Stockholder that is a corporation may also be subject to an additional branch profits tax at a 30 percent rate or such lower rate as may be specified by an applicable income tax treaty. The Company expects to withhold United States federal income tax at the rate of 30 percent on the gross amount of any distributions paid to a Non-U.S. Stockholder unless
(i) a lower treaty rate applies and the required form evidencing eligibility for that reduced rate is filed with the Company or (ii) the Non-U.S. Stockholder files an IRS Form 4224 with the Company claiming that the distribution is "effectively connected" income.

    Distributions in excess of current or accumulated earnings and profits of the Company will not be taxable to a Non-U.S. Stockholder to the extent that they do not exceed the adjusted basis of the stockholder's stock, but rather will reduce the adjusted basis of such stock. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Stockholder's stock, they will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of his stock, as described below. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution may be subject to withholding at the rate applicable to dividends. However, amounts thus withheld are generally refundable if it is subsequently determined that such distribution was, in fact, in excess of current or accumulated earnings and profits of the Company.

    Distributions to a Non-U.S. Stockholder that are designated by the Company at the time of distribution as capital gains dividends (other than those arising from the disposition of a United States real property interest) generally will not be subject to United States federal income taxation, unless (i) investment in the stock is effectively connected with the Non-U.S. Stockholder's United States trade or business, in which case the Non U.S. Stockholder will be subject to the same treatment as U.S. Stockholders with respect to such gain (except that a stockholder that is a foreign corporation may also be subject to the 30 percent branch profits tax, as discussed above), or (ii) the Non-U.S. Stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30 percent tax on the individual capital gains.

    Distributions to a Non-U.S. Stockholder that are attributable to gain from sales or exchanges by the Company of United States real property interests will cause the Non-U.S. Stockholder to be treated as recognizing such gain as income effectively connected with a United States trade or business. Non-U.S. Stockholders would thus generally be taxed at the same rates applicable to U.S. Stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, such gain may be subject to a 30 percent branch profits tax in the hands of a Non-U.S. Stockholder that is a corporation, as discussed above. The Company is required to withhold 35 percent of any such distribution that could be designated by the Company as a capital gains dividend. Any such withheld amount is creditable against the Non-U.S. Stockholder's United States federal income tax liability.

    Under recently proposed Treaty Regulations, withholding procedures would be revised. Should the proposal be adopted, withholding generally would be at either 31 percent or 30 percent unless a new Form

W-8 is filed with the Company by the beneficial owner to establish entitlement to treaty benefits or exemption based upon the income being "effectively connected." In some instances, additional documentation might be required from the beneficial owner, including an individual taxpayer identification number from the U.S. Internal Revenue Service and a certification of tax status from the tax authorities of the beneficial owner's country of residence.

    SALE OF STOCK. Gain recognized by a Non-U.S. Stockholder upon the sale or exchange of shares of stock generally will not be subject to the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") so long as the Company is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50 percent in value of its stock is held directly or indirectly by Non-U.S. Stockholders. It is currently anticipated that the Company will be a "domestically controlled REIT," and therefore the sale of stock will not be subject to taxation under FIRPTA. Notwithstanding the foregoing, gain from the sale or exchange of shares of stock not otherwise subject to FIRPTA will be taxable to a Non-U.S. Stockholder if either (i) investment in the stock is effectively connected with the Non-U.S. Stockholder's United States trade or business, in which case the Non-U.S. Stockholder will be subject to the same treatment as a U.S. Stockholder with respect to such gain (a Non-U.S. Stockholder that is a foreign corporation may also be subject to a 30 percent branch profits tax, as discussed above), or (ii) the Non-U.S. Stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30 percent United States withholding tax on the amount of such individual's gain. If the gain on the sale of stock were to be subject to taxation under FIRPTA, the Non-U.S. Stockholder would be subject to the same treatment as U.S. Stockholders with respect to such gain (subject to applicable alternative minimum tax, possible withholding tax and a special alternative minimum tax in the case of nonresident alien individuals.)

    If the Company is not or ceases to be a "domestically-controlled REIT," whether gain arising from the sale or exchange by a Non-U.S. Stockholder of shares of stock would be subject to United States taxation under FIRPTA as a sale of a "United States real property interest" will depend on whether the shares are "regularly traded" (as defined by applicable Treasury regulations), on an established securities market (e.g., the New York Stock Exchange) and on the size of the selling Non-U.S. Stockholder's interest in the Company. If gain on the sale or exchange of shares of stock were subject to taxation under FIRPTA, the Non-U.S. Stockholder would be subject to regular United States income tax with respect to such gain in the same manner as a U.S. Stockholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals); provided, however, that deductions otherwise allowable will be allowed as deductions only if the tax returns were filed within the time prescribed by law. The purchaser of the stock would be required to withhold and remit to the IRS ten percent of the purchase price.

OTHER TAX CONSEQUENCES

    The Company and its stockholder may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its stockholder may not conform to the United States federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

                                  UNDERWRITING

    The Underwriters named below (the "Underwriters"), for whom Prudential Securities Incorporated ("Prudential Securities"), Dean Witter Reynolds Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co. Incorporated and Smith Barney Inc. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth below opposite their respective names:

                                                                                              NUMBER
UNDERWRITER                                                                                  OF SHARES
-----------------------------------------------------------------------------------------  -------------
Prudential Securities Incorporated.......................................................      2,272,250
Dean Witter Reynolds Inc.................................................................      2,272,250
Donaldson, Lufkin & Jenrette Securities Corporation......................................      2,272,250
Morgan Stanley & Co. Incorporated........................................................      2,272,250
Smith Barney Inc.........................................................................      2,272,250
Alex. Brown & Sons Incorporated..........................................................        305,000
CS First Boston Corporation..............................................................        305,000
A.G. Edwards & Sons, Inc.................................................................        305,000
Everen Securities, Inc...................................................................        305,000
Goldman, Sachs & Co......................................................................        305,000
Lehman Brothers Inc......................................................................        305,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated.......................................        305,000
PaineWebber Incorporated.................................................................        305,000
Salomon Brothers Inc.....................................................................        305,000
Janney Montgomery Scott Inc..............................................................        152,500
Legg Mason Wood Walker, Incorporated.....................................................        152,500
McDonald & Company Securities, Inc.......................................................        152,500
Principal Financial Securities, Inc......................................................        152,500
Raymond James & Associates, Inc..........................................................        152,500
Sutro & Co. Incorporated.................................................................        152,500
Tucker Anthony Incorporated..............................................................        152,500
Pennsylvania Merchant Group Ltd..........................................................         76,250
                                                                                           -------------
      Total..............................................................................     15,250,000
                                                                                           -------------
                                                                                           -------------

    The Company is obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock offered hereby if any are purchased.

    The Underwriters, through their Representatives, have advised the Company that they propose to offer the shares of Common Stock initially at the public offering price set forth on the cover page of this Prospectus Supplement; that the Underwriters may allow to selected dealers a concession of $0.84 per share, and that such dealers may reallow a concession of $0.10 per share to certain other dealers. After the initial public offering, the offering price and the concessions may be changed by the Representatives.

    The Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus Supplement, to purchase up to 2,287,500 additional shares of Common Stock at the initial public offering price, less the underwriting discounts and commissions, as set forth on the cover page of this Prospectus Supplement. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of shares of Common Stock offered hereby. To the extent such option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to 15,250,000.

    The Company has agreed to indemnify the several Underwriters or to contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.

    The Company and the directors and executive officers of the Company have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company, or any securities convertible into, or exchangeable or exercisable for, any shares of Common Stock or other capital stock of the Company (including Units), for a period of 90 days from the date of this Prospectus Supplement, without the prior written consent of Prudential Securities, on behalf of the Underwriters.

    In the ordinary course of their businesses, Prudential Securities and its affiliates have engaged, and may in the future engage, in investment banking or commercial banking transactions with the Company, including in connection with the Harborside acquisition. See "The Company--Financing Activities" and "Use of Proceeds." The Prudential Insurance Company of America ("Prudential") is the mortgage lender with respect to the Company's office building located at 17-17 Route 208, Fairlawn, New Jersey. In addition, in the ordinary course, certain of the Underwriters or their affiliates lease space at certain of the Company's Properties.

                                    EXPERTS

    The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of the Company for the year ended December 31, 1995 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The financial statements incorporated in this Prospectus by reference to the Current Reports on Form 8-K of the Company, dated July 16, 1996 and October 8, 1996, have been so incorporated in reliance on the report of Schonbraun Safris Sternlieb & Co., L.L.C., independent accountants, given on the authority of said firm as experts in auditing and accounting. The financial statements incorporated in this Prospectus by reference to the Current Report on Form 8-K of the Company, dated October 29, 1996, with respect primarily to the Harborside acquisition, have been so incorporated in reliance on the report of Coopers & Lybrand LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting. The financial statements incorporated in this Prospectus by reference to the Current Report on Form 8-K of the Company, dated October 29, 1996, have been so incorporated in reliance on the reports of Ernst & Young LLP (with respect to Airport Center), independent auditors, and Schonbraun Safris Sternlieb & Co., L.L.C., (with respect to Whiteweld Centre and Five Sentry), independent accountants, given on the authority of said firms as experts in auditing and accounting.

                                 LEGAL MATTERS

    Certain legal matters in connection with the shares of Common Stock offered hereby as well as certain legal matters described under "Certain United States Federal Income Tax Considerations to Holders of Common Stock" will be passed upon for the Company by Pryor, Cashman, Sherman & Flynn, New York, New York. Certain legal matters relating to Maryland law, including the validity of the issuance of the securities registered hereby, will be passed upon for the Company by Swidler & Berlin, Chartered. Certain legal matters will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

PROSPECTUS

                            CALI REALTY CORPORATION
                                  $500,000,000
                   PREFERRED STOCK, COMMON STOCK AND WARRANTS

    Cali Realty Corporation (together with its subsidiaries, the "Company") may from time to time offer in one or more series (i) shares or fractional shares of its preferred stock, par value $.01 per share (the "Preferred Stock"), (ii) shares of its common stock, par value $.01 per share (the "Common Stock"), or
(iii) warrants to purchase Common Stock or Preferred Stock (the "Warrants"), with an aggregate initial public offering price of up to $500,000,000 on terms to be determined at the time of offering. The Preferred Stock, Common Stock and Warrants (collectively, the "Offered Securities") may be offered, separately or together, in separate series in amounts, at prices and on terms to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").

    The specific terms of the Offered Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Preferred Stock, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights and the initial public offering price; (ii) in the case of Common Stock, the initial public offering price; and
(iii) in the case of Warrants, the securities as to which such Warrants may be exercised, the duration, offering price, exercise price and detachability. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Offered Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for United States federal income tax purposes. See "Restrictions on Ownership of Capital Stock".

    The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.

    The Offered Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Offered Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Offered Securities.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                   The date of this Prospectus is August 2, 1996.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement, the exhibits and schedules forming a part thereof and the reports, proxy statements and other information filed by the Company with the Commission in accordance with the Exchange Act can be inspected and copied at the Commission's public reference section, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following regional offices of the Commission:
Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained at prescribed rates by writing to the public reference section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Company's Common Stock is listed on the New York Stock Exchange (the "NYSE") and similar information concerning the Company can be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

    The Company has filed with the Commission a registration statement (the "Registration Statement") (of which this Prospectus is a part) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Offered Securities. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Offered Securities, reference is hereby made to the Registration Statement and such exhibits and schedules which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The documents listed below have been filed by the Company under the Exchange Act with the Commission and are incorporated herein by reference:

        a. The Company's Current Report on Form 8-K dated July 16, 1996;

        b. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995;

        c. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996;

        d. The Company's Proxy Statement relating to the Annual Meeting of Shareholders held on May 13, 1996;

        e. The description of the Common Stock and the description of certain provisions of Maryland Law and the Company's Articles of Incorporation and Bylaws, both contained in the Company's Registration Statement on Form 8-A, dated August 9, 1994.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Offered Securities shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing such documents (provided, however, that the information referred to in Item 402(a)(8) of Regulation S-K of the Commission shall not be deemed specifically incorporated by reference herein).

    Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner of the Offered Securities, to whom this Prospectus is delivered, upon written or oral request. Requests should be made to Barry Lefkowitz, Vice President-Finance and Chief Financial Officer of the Company, 11 Commerce Drive, Cranford, New Jersey 07016-3510 (telephone number: (908) 272-8000).

                                  THE COMPANY

    Cali Realty Corporation (together with its subsidiaries, the "Company") is a fully-integrated real estate investment trust ("REIT") that owns and operates a portfolio comprised primarily of Class A office and office/flex buildings, as well as commercial real estate leasing, management, acquisition, development and construction businesses. As of December 31, 1995, the Company owned 100 percent of 40 properties encompassing approximately 3.9 million square feet and one 327 unit multifamily residential property (collectively, the "Properties"). The 40 properties are comprised of 27 office buildings containing an aggregate of 3.4 million square feet (the "Office Properties") and 13 office/flex buildings containing an aggregate of approximately 500,000 square feet (the "Office/Flex Properties"). As of December 31, 1995, the Office Properties and Office/Flex Properties were approximately 92.5 percent leased to over 400 tenants. The Company performs substantially all construction, leasing, management and tenant improvements on an "in-house" basis and is self-administered and self-managed. As of December 31, 1995, the Company had 90 employees.

    The Company has elected to be taxed as a REIT for federal income tax purposes and expects to continue to elect such status. Although the Company believes that it was organized and has been operating in conformity with the requirements for qualification under the Internal Revenue Code of 1986, as amended (the "Code"), no assurance can be given that the Company will continue to qualify as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions of which there are only limited judicial or administrative interpretations. If in any taxable year the Company were to fail to qualify as a REIT, the Company would not be allowed a deduction for distributions to stockholders in computing taxable income and would be subject to federal taxation at regular corporate rates. As a result, such a failure would adversely affect the Company's ability to make distributions to its stockholders and could have an adverse affect on the market value and marketability of the Offered Securities.

    To ensure that the Company qualifies as a REIT, transfer of the shares of Common Stock and Preferred Stock (as defined below) is subject to certain restrictions, and ownership of capital stock by any single person is limited to
9.8 percent of the value of such capital stock, subject to certain exceptions. The Company's Articles of Incorporation provide that any purported transfer in violation of the above-described ownership limitations shall be void ab initio.

    The shares of Common Stock of the Company are listed on the NYSE under the symbol "CLI." The Company has paid regular quarterly distributions on its Common Stock since it commenced operations as a REIT in 1994. The Company intends to continue making regular quarterly distributions to its common stockholders. Distributions depend upon a variety of factors, and there can be no assurance that distributions will be made.

    All of the Company's interests in the Properties are held by, and its operations are conducted through, Cali Realty, L.P., a Delaware limited partnership (the "Operating Partnership"), or by entities controlled by the Operating Partnership. Cali Realty Corporation owned, as of December 31, 1995, approximately 84 percent of the Operating Partnership's outstanding units of partnership interest ("Units"), and is the sole general partner of the Operating Partnership.

    The Company was incorporated under the laws of Maryland on May 24, 1994, its executive offices are located at 11 Commerce Drive, Cranford, New Jersey 07016, and its telephone number is (908) 272-8000.

                      RATIOS OF EARNINGS TO FIXED CHARGES

    The following tables set forth the Company's consolidated ratios of earnings to fixed charges for the periods shown:

FOR THE THREE      FOR THE YEAR         FOR THE PERIOD
 MONTHS ENDED          ENDED            AUGUST 31, 1994
MARCH 31, 1996   DECEMBER 31, 1995   TO DECEMBER 31, 1994
--------------  -------------------  ---------------------
   5.02x                 2.69x                 3.13x

    The following tables set forth the amounts by which the Company's predecessor's earnings were inadequate to cover fixed charges:

 FOR THE PERIOD     FOR THE YEARS ENDED DECEMBER
 JANUARY 1, 1994                 31,
       TO          -------------------------------
 AUGUST 30, 1994     1993       1992       1991
-----------------  ---------  ---------  ---------
     $(110)        $ (1,064)  $ (2,172)  $ (1,125)

    The ratios of earnings to fixed charges were computed by dividing earnings before fixed charges by fixed charges. For this purpose, earnings consist of pre-tax income (loss) from continuing operations before minority interest plus fixed charges excluding capitalized interest. Fixed charges consist of interest costs both expensed and capitalized, the amortization of principal, debt issuance costs and the interest portion of ground rents on land leases. To date, the Company has not issued any Preferred Stock, therefore, the ratios of earnings to combined fixed charges and preferred stock dividend requirements are the same as the ratios of earnings to fixed charges presented above.

                                USE OF PROCEEDS

    The Company is required by the terms of the Amended and Restated Agreement of Limited Partnership of the Operating Partnership to invest the net proceeds of any sale of Common Stock or Preferred Stock in the Operating Partnership in exchange for additional Units. Unless otherwise described in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Offered Securities for general corporate purposes, including the leasing, management, acquisition, development and construction of office, office/flex, industrial, multi-family residential or other properties as suitable opportunities arise, the expansion and improvement of certain properties in the Company's portfolio, and the repayment of indebtedness.

                          DESCRIPTION OF COMMON STOCK

    The Company has the authority to issue up to 95,000,000 shares of common stock, par value $.01 per share (the "Common Stock"). At June 30, 1996, the Company had outstanding 15,206,361 shares of Common Stock.

    The following description of the Common Stock sets forth certain general terms and provisions of the Common Stock to which any Prospectus Supplement may relate, including a Prospectus Supplement providing that Common Stock will be issuable upon conversion of Preferred Stock of the Company or upon the exercise of Warrants to purchase Common Stock issued by the Company. The statements below describing the Common Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Company's Articles of Incorporation and bylaws.

    Each outstanding share of Common Stock entitles the holder to one vote on all matters presented to stockholders for a vote, subject to the provisions of the Company's Articles of Incorporation regarding the ownership of shares of Common Stock in excess of the Ownership Limit described below under "Restrictions on Ownership of Offered Securities". Holders of shares of Common Stock have no preemptive rights or cumulative voting rights. All shares of Common Stock will, when issued, be duly authorized, fully paid, and nonassessable. Distributions may be paid to the holders of shares of Common Stock if and when declared by the Board of Directors of the Company out of funds legally available therefor.

    Under Maryland law, stockholders are generally not liable for the Company's debts or obligations. If the Company is liquidated, subject to the right of any holders of Preferred Stock to receive preferential distributions, each holder of Common Stock will be entitled to participate PRO RATA in the assets remaining after payment of, or adequate provision for, all known debts and liabilities of the Company, including debts and liabilities arising out of its status of general partner of the Operating Partnership.

RESTRICTIONS ON OWNERSHIP

    With certain exceptions, the Company's Articles of Incorporation provide that no person may own, or be deemed to own by virtue of the attribution rules of the Code, more than 9.8 percent of the value of the Company's issued and outstanding shares of capital stock. See "Restrictions on Ownership of Offered Securities."

TRANSFER AGENT

    The registrar and transfer agent for the Company's Common Stock is ChaseMellon Shareholder Services, LLC.

                         DESCRIPTION OF PREFERRED STOCK

    The Company is authorized to issue up to 5,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). No shares of Preferred Stock are outstanding as of the date hereof.

    Under the Company's Articles of Incorporation, shares of Preferred Stock may be issued from time to time, in one or more series, as authorized by the Board of Directors. Prior to the issuance of shares of each series, the Board of Directors is required by the Maryland General Corporation Law (the "MGCL") and the Company's Articles of Incorporation to adopt resolutions and file Articles Supplementary (the "Articles Supplementary") with the State Department of Assessments and Taxation of Maryland, setting for each such series the designations, powers, preferences and rights of the shares of such series and the qualifications, limitations or restrictions thereon, including, but not limited to, dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences as are permitted by Maryland law. Because the Board of Directors has the power to establish the terms and conditions of each series of Preferred Stock, it may afford the holders of any series of Preferred Stock power, preferences and rights, voting or otherwise, senior to the rights of holders of shares of Common Stock. The issuance of Preferred Stock could have the effect of delaying or preventing a change in control of the Company.

    The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Company's Articles of Incorporation (including the applicable Articles Supplementary) and bylaws.

GENERAL

    Subject to limitations prescribed by Maryland law and the Company's Articles of Incorporation and bylaws, the Board of Directors is authorized to fix the number of shares constituting each series of Preferred Stock and the designations, powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereon, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board of Directors or a duly authorized committee thereof. The Preferred Stock will, when issued, be fully paid and nonassessable.

    Reference is made to the Prospectus Supplement relating to the series of Preferred Stock offered thereby for specific terms, including:

        (1) the title and stated value of such Preferred Stock;

        (2) the number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

        (3) the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

        (4) whether dividends shall be cumulative or non-cumulative and, if cumulative, the date from which dividends on such Preferred Stock shall accumulate;

        (5) the procedures for any auction and remarketing, if any, for such Preferred Stock;

        (6) the provisions for a sinking fund, if any, for such Preferred Stock;

        (7) any voting rights of such Preferred Stock;

        (8) the provisions for redemption, if applicable, of such Preferred
    Stock;

        (9) any listing of such Preferred Stock on any securities exchange; (10) the terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock of the Company, including the conversion price (or manner of calculation thereof) and conversion period;
    (11) if appropriate, a discussion of United States federal income tax considerations applicable to such Preferred Stock; (12) any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT; (13) the relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; (14) any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and (15) any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock.

RANK

    Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock of the Company, and to all equity securities ranking junior to such Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company. As used in the Company's Articles of Incorporation for these purposes, the term "equity securities" does not include convertible debt securities.

DIVIDENDS

    Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will have the rights with respect to payment of dividends set forth below.

    Holders of shares of the Preferred Stock of each series shall be entitled to receive, when, as and if declared and authorized by the Board of Directors of the Company, out of assets of the Company legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the stock transfer books of the Company on such record dates as shall be fixed by the Board of Directors of the Company.

    Dividends on any series of the Preferred Stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will accumulate from and after the date set forth in the applicable Prospectus Supplement. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of the Preferred Stock for which dividends are noncumulative, then the holders of such series of the Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

    If any shares of the Preferred Stock of any series are outstanding, no full dividends shall be declared or paid or set apart for payment on the Preferred Stock of the Company of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof irrevocably set apart for such payment on the Preferred Stock of such series for all past dividend periods and the then current dividend period or (ii if such series of Preferred Stock does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof irrevocably set apart for such payment on the Preferred Stock of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so irrevocably set apart) upon the shares of Preferred Stock of any series and the shares of any other series of preferred stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared upon shares of Preferred Stock of such series and any other series of preferred stock ranking on a parity as to dividends with such Preferred Stock shall be declared pro rata so that the amount of dividends declared per share on the Preferred Stock of such series and such other series of preferred stock shall in all cases bear to each other the same ratio that accrued and unpaid dividends per share on the shares of Preferred Stock of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) and such other series of preferred stock bear to each other. Except as may otherwise be set forth in the applicable Prospectus Supplement, no interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.

    Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof irrevocably set apart for payment for all past dividend periods and the then current dividend period or (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof irrevocably set apart for payment for the then current dividend period, no dividends (other than in Common Stock or other capital stock ranking junior to the Preferred Stock of such series as to dividends and upon liquidation, dissolution or winding up of the Company) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the

Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, dissolution or winding up of the Company, nor shall any Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, dissolution or winding up of the Company be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation, dissolution or, winding up of the Company).

    Any dividend payment made on shares of a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.

REDEMPTION

    If so provided in the applicable Prospectus Supplement, the shares of Preferred Stock will be subject to mandatory redemption or redemption at the option of the Company, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

    The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in such year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement.

    Notwithstanding the foregoing, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all shares of any series of Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof irrevocably set apart for payment for all past dividend periods and the then current dividend period or
(ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof irrevocably set apart for payment for the then current dividend period, no shares of any series of Preferred Stock shall be redeemed unless all outstanding shares of Preferred Stock of such series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of Preferred Stock of such series pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series. In addition, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all outstanding shares of any series of Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof irrevocably set apart for payment for all past dividend periods and the then current dividend period and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof irrevocably set apart for payment for the then current dividend period, the Company shall not purchase or otherwise acquire directly or indirectly any shares of Preferred Stock of such series (except by conversion into or exchange for capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation, dissolution or winding up of the Company); provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of Preferred Stock of such series to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series.

    If fewer than all of the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or any other equitable method determined by the Company that will not result in violation of the ownership limitations set forth in the Articles of Incorporation.

    Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of a share of Preferred Stock of any series to be redeemed at the address shown on the stock transfer books of the Company. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the shares of Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Preferred Stock to be redeemed from each such holder. If notice of redemption of any shares of Preferred Stock has been given and if the funds necessary for such redemption have been irrevocably set apart by the Company in trust for the benefit of the holders of any shares of Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Preferred Stock, such shares of Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

LIQUIDATION PREFERENCE

    Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Common Stock or any other class or series of capital stock of the Company ranking junior to the Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to stockholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement and Articles Supplementary), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend). Except as may otherwise be set forth in the applicable Prospectus Supplement, after payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the legally available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with the Preferred Stock in the distribution of assets upon liquidation, dissolution or winding up of the Company, then the holders of the Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

    If liquidating distributions shall have been made in full to all holders of shares of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes or series of capital stock ranking junior to the Preferred Stock upon liquidation, dissolution or winding up of the Company, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, or the sale, lease, transfer or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

VOTING RIGHTS

    Holders of the Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

    Except as may otherwise be set forth in the applicable Prospectus Supplement, whenever dividends on any shares of Preferred Stock shall be in arrears for the equivalent of six or more quarterly periods, the holders of such shares of Preferred Stock (voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors of the Company at the next annual meeting of stockholders, and at each subsequent annual meeting, until (i) if such series of Preferred Stock has a cumulative dividend, all dividends accumulated on such shares of Preferred Stock for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof irrevocably set apart for payment or (ii) if such series of Preferred Stock does not have a cumulative dividend, four consecutive quarterly dividends shall have been fully paid or declared and a sum sufficient for the payment thereof irrevocably set apart for payment. In such case, the entire Board of Directors of the Company will be increased by two directors.

    Unless provided otherwise for any series of Preferred Stock, so long as any shares of Preferred Stock remain outstanding, the Company shall not, without the affirmative vote or consent of the holders of at least 66 percent of the shares of each series of Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (each such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to such series of Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the Company or reclassify any authorized capital stock of the Company into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the Company's Articles of Incorporation (including the Articles Supplementary for such series of Preferred Stock), whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holders thereof; provided, however, that any increase in the amount of the authorized preferred stock or the creation or issuance of any other series of preferred stock, or any increase in the amount of authorized shares of such series or any other series of Preferred Stock, in each case ranking on a parity with or junior or to the Preferred Stock of such series with respect to payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of the Company, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

    The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been irrevocably deposited in trust to effect such redemption.

CONVERSION RIGHTS

    The terms and conditions, if any, upon which shares of any series of Preferred Stock are convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the Preferred Stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Preferred Stock.

RESTRICTIONS ON OWNERSHIP

    With certain exceptions, the Company's Articles of Incorporation provide that no person may own, or be deemed to own by virtue of the attribution rules of the Code, more than 9.8 percent of the value of the Company's issued and outstanding shares of capital stock. See "Restrictions on Ownership of Offered Securities". These ownership limitations could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of shares of capital stock of the Company might receive a premium for their shares over the then prevailing market price or which such holders might believe to be otherwise in their best interest.

                            DESCRIPTION OF WARRANTS

    The Company may issue Warrants for the purchase of Preferred Stock or Common Stock. Warrants may be issued independently or together with any Offered Securities and may be attached to or separate from such securities. Each series of Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent specified therein ("Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants.

    The applicable Prospectus Supplement will describe the following terms, where applicable, of the Warrants in respect of which this Prospectus is being delivered: (1) the title of such Warrants; (2) the aggregate number of such Warrants; (3) the price or prices at which such Warrants will be issued; (4) the currencies in which the price or prices of such Warrants may be payable; (5) the designation, amount and terms of the Offered Securities purchasable upon exercise of such Warrants; (6) the designation and terms of the other Offered Securities, if any, with which such Warrants are issued and the number of such Warrants issued with each such security; (7) if applicable, the date on and after which such Warrants and the Offered Securities purchasable upon exercise of such Warrants will be separately transferable; (8) the price or prices at which and currency or currencies in which the Offered Securities purchasable upon exercise of such Warrants may be purchased; (9) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (10) the minimum or maximum amount of such Warrants which may be exercised at any one time; (11) information with respect to book-entry procedures, if any; (12) a discussion of certain federal income tax considerations; and (13) any other material terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants.

RESTRICTIONS ON OWNERSHIP

    With certain exceptions, the Company's Articles of Incorporation provide that no person may own, or be deemed to own by virtue of the attribution rules of the Code, more than 9.8 percent of the value of the Company's issued and outstanding shares of capital stock. See "Restrictions on Ownership of Offered Securities". These ownership limitations could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of shares of capital stock of the Company might receive a premium for their shares over the then prevailing market price or which such holders might believe to be otherwise in their best interest.

                RESTRICTIONS ON OWNERSHIP OF OFFERED SECURITIES

    For the Company to qualify as a REIT under the Code, not more than 50 percent in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, and its capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

    The Company's Articles of Incorporation provide, subject to certain exceptions specified therein, that no holder may own, or be deemed to own by virtue of the attribution rules of the Code, more than 9.8 percent by value (the "Ownership Limit") of the outstanding capital stock of the Company. Any transfer of Offered Securities that would create a direct or indirect ownership of shares of Common Stock and/or Preferred Stock (collectively the "Stock") in excess of the Ownership Limit or result in the Company being "closely held" within the meaning of Code Section 856(h) shall be null and void, and the intended transferee will acquire no rights to the Offered Securities. Any transfer of Stock that would result in the capital stock of the Company being beneficially owned by fewer than 100 persons shall be null and void, and the interested transferee will acquire no rights to such shares of Stock.

    The constructive ownership rules are complex and may cause Common Stock or Preferred Stock owned directly or constructively by a group of related individuals and/or entities to be deemed constructively owned by one individual or entity. As a result, the acquisition of less than 9.8 percent of the value of the capital stock of the Company (or the acquisition of an interest in an entity which owns such capital stock) by an individual or entity could cause that individual or entity (or another individual or entity) to own constructively in excess of 9.8 percent of the value of the capital stock, and thus subject such capital stock to the Ownership Limit. Moreover, an individual or an entity which owns Warrants to acquire Stock will be deemed to own such Stock for purposes of applying the Ownership Limit.

    The Board of Directors may, upon receipt of either a certified copy of a ruling from the Internal Revenue Service or an opinion of counsel satisfactory to the Board of Directors, but shall in no case be required to, exempt a person (the "Exempted Holder") from the Ownership Limit if the ruling or opinion concludes that no person who is an individual as defined in Section 542(a)(2) of the Code will, as the result of the ownership of shares by the Exempted Holder, be considered to have Beneficial Ownership of an amount of capital stock that will violate the Ownership Limit.

    The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT.

    All certificates representing shares of Common Stock and Preferred Stock will bear a legend referring to the restrictions described above.

    All stockholders of record who own more than a specified percentage of the outstanding capital stock of the Company must file a written statement with the Company containing certain information specified in Treasury Regulations, pertaining to the actual ownership of capital stock of the Company, within 30 days after December 31 of each year. In addition, each holder of capital stock of the Company and/or Warrants shall, upon demand, be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of capital stock of the Company as the Board of Directors deems necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

    In addition to preserving the Company's status as a REIT, the Ownership Limit may have the effect of precluding an acquisition of control of the REIT without the approval of the Board of Directors. These ownership limitations could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of shares of capital stock of the Company might receive a premium for their shares over the then prevailing market price or which such holders might believe to be otherwise in their best interest.

                    CERTAIN UNITED STATES FEDERAL INCOME TAX
               CONSIDERATIONS TO THE COMPANY OF ITS REIT ELECTION

    Pryor, Cashman, Sherman & Flynn, which has acted as tax counsel to the Company in connection with the formation of the Company and the Company's election to be taxed as a REIT, has reviewed the following discussion and is of the opinion that it fairly summarizes the federal income tax considerations relevant to the Company's status as a REIT. The following summary of certain federal income tax considerations is based on current law, is for general information only, and is not tax advice. The tax treatment of a holder of any of the Offered Securities will vary depending upon the terms of the specific securities acquired by such holder, as well as his particular situation.

    The REIT provisions of the Code are highly technical and complex. The following sets forth the material aspects of the sections that govern the federal income tax treatment of a REIT. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change (which change may apply retroactively).

    EACH INVESTOR IS ADVISED TO CONSULT THE APPLICABLE PROSPECTUS SUPPLEMENT, AS WELL AS HIS OWN TAX ADVISOR, REGARDING THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND SALE OF THE OFFERED SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY AS A REIT

    GENERAL. The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with its taxable year ended December 31, 1994. The Company believes that it has been organized and operated in such a manner as to qualify for taxation as a REIT under the Code for such taxable year and for the current taxable year and the Company intends to continue to operate in such a manner in the future, but no assurance can be given that it will operate in a manner so as to qualify or remain qualified.

    In the opinion of Pryor, Cashman, Sherman & Flynn, the Company has been organized in conformity with the requirements for qualification and taxation as a REIT, commencing with its taxable year ended December 31, 1994, and for all subsequent taxable years to date, and its method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion is based on various assumptions and is conditioned upon such assumptions and certain representations made by the Company as to factual matters. Pryor, Cashman, Sherman & Flynn is not aware of any facts or circumstances that are inconsistent with these representations and assumptions. Moreover, such qualification and taxation as a REIT depends upon the Company's ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code and discussed below, the results of which will not be reviewed by Pryor, Cashman, Sherman & Flynn. Accordingly, no assurance can be given that the actual results of the Company's operation of any particular taxable year will satisfy such requirements. See "--Failure to Qualify."

    If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its net income that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that generally results from investment in a regular corporation. However, the Company will be subject to federal income tax as follows: First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "corporate alternative minimum tax" on its items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying net income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property), such income will be subject to a 100 percent tax. Fifth, if the Company should fail to satisfy the 75 percent gross income test or the 95 percent gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100 percent tax on an amount equal to (a) the gross income attributable to the greater of the amount by which the Company fails the 75 percent or 95 percent test, multiplied by (b) a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85 percent of its REIT ordinary income for such year, (ii) 95 percent of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior years, the Company would be subject to a 4 percent excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, with respect to an asset (a "Built-In Gain Asset") acquired by the Company from a corporation which is or has been a C corporation (i.e., generally, a corporation subject to full corporate-level tax) in a transaction in which the basis of the Built-In Gain Asset in the hands of the Company is determined by reference to the basis of the asset in the hands of the C corporation, if the Company recognizes gain on the disposition of such asset during the ten-year period (the "Recognition Period") beginning on the date on which such asset was acquired by the Company, then, to the extent of the Built-In Gain (i.e., the excess of (a) the fair market value of such asset over (b) the Company's adjusted basis in such asset, determined as of the beginning of the Recognition Period), such gain will be subject to tax at the highest corporate tax rate pursuant to Internal Revenue Service ("IRS") regulations that have not yet been promulgated. The results described above with respect to the recognition of Built-In Gain assume that the Company will make an election pursuant to IRS Notice 88-19. In addition, Cali Services, Inc. is taxed on its income at regular corporate rates.

    REQUIREMENTS FOR QUALIFICATION. The Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors,
(2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest, (3) which would be taxable as a domestic corporation, but for Code Sections 856 through 859, (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code, (5) the beneficial ownership of which is held by 100 or more persons (determined without reference to any rules of attribution), (6) during the last half of each taxable year, not more than 50 percent in value of the outstanding stock of which is owned, directly or constructively, by five or fewer individuals (as defined in the Code to include certain entities) and (7) which meets certain other tests, described below, regarding the matter of its income and assets. The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.

    The Company has previously issued sufficient shares to allow it to satisfy conditions (5) and (6). In addition, the Company's Articles of Incorporation provide for restrictions regarding ownership and transfer of the Company's capital stock, which restrictions are intended to assist the Company in continuing to satisfy the share owner-ship requirements described in (5) and (6) above. The ownership and transfer restrictions are described in "Restrictions on Ownership of Offered Securities."

    The Company owns and operates all of the properties through partnerships in which the Operating Partnership and six direct, wholly-owned subsidiaries (the "Cali Subs") are partners. Code Section 856 (i) provides that a corporation, 100% of whose stock is held by a REIT at all times during the corporation's existence, is a "qualified REIT subsidiary." A "qualified REIT subsidiary" shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a "qualified

REIT subsidiary" shall be treated as assets, liabilities and such items (as the case may be) of the REIT. Thus, in applying the requirements described herein, the Company's "qualified REIT subsidiaries" will be ignored, and all assets, liabilities and items of income, deduction, and credit of such subsidiaries will be treated as assets, liabilities and items of the Company. The Company has not, however, sought or received a ruling from the IRS that any of the Cali Subs is a "qualified REIT subsidiary."

    In the case of a REIT that is a partner in a partnership, either directly, or indirectly through a "qualified REIT subsidiary," IRS regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Code Section 856, including satisfying the gross income tests and the asset tests. Thus, the Company's proportionate share of the assets, liabilities and items of income of the partnerships in which the Company is a partner, directly or indirectly, will be treated as the assets, liabilities and items of income of the Company for purposes of applying the requirements described herein.

    INCOME TESTS. In order to maintain qualification as a REIT, the Company annually must satisfy three gross income requirements. First, at least 75 percent of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments.

    Second, at least 95 percent of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing).

    Third, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for fewer than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30 percent of the Company's gross income (including gross income from prohibited transactions) for each taxable year. See "--Sales or Dispositions of Assets."

    Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits derived by any person from such property. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or a direct or constructive owner of 10 percent or more of the REIT, directly or constructively owns 10 percent or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15 percent of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from whom the REIT derives no revenue; provided, however, the Company may directly perform certain services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. The Company does not and will not (i) charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a fixed percentage of receipts or sales, as described above), (ii) rent any property to a Related Party Tenant, (iii) derive rental income attributable to personal property (other than personal property leased in connection with the lease of real property, the amount of which is less than 15 percent of the total rent received under the lease), or (iv) perform services which are not usually or customarily rendered and which are considered to be rendered to the occupant of the property, other than through an independent contractor from whom the Company derives no revenue.

    The term "interest" generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales.

    The Operating Partnership may receive fees in consideration of the performance of management and administrative services with respect to Properties that are not owned entirely by the Operating Partnership. Although a portion of such management and administrative fees generally will not qualify under the 75 percent or 95 percent gross income tests, the Company believes that the aggregate amount of such fees (and any other non-qualifying income) in any taxable year will not cause the Company to exceed the limits on non-qualifying income under the 75 percent and 95 percent gross income tests.

    In the opinion of Pryor, Cashman, Sherman & Flynn, the Company has satisfied the 75 percent and 95 percent gross income tests for taxable years ending prior to the date of this Prospectus. The Company intends to operate in such a manner as will enable it to satisfy such tests in the future. If the Company fails to satisfy one or both of the 75 percent or 95 percent gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will generally be available if the Company's failure to meet such tests is due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its federal income tax return, and any incorrect information on the schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. As discussed above under "--General," even if these relief provisions were to apply, a tax would be imposed with respect to the excess net income.

    SALES OR DISPOSITIONS OF ASSETS. The Company, as a REIT, is generally subject to two restrictions that limit its ability to sell real property. First, as previously discussed, to qualify as a REIT, the Company must satisfy the 30 Percent Limitation, as described above. Second, the Company is subject to a tax of 100 percent on its gain (i.e., the excess, if any, of the amount realized over the Company's adjusted basis in the property) from each sale of property (excluding certain property obtained through foreclosure) in which it is a dealer. In calculating its gains subject to the 100 percent tax, the Company is not allowed to offset gains on sales of property against losses on other sales of property in which it is a dealer.

    The Company may be subject to an entity level tax with respect to gain recognized from the sale of property the Company held either prior to its electing REIT status or which the Company acquired in a carryover basis transaction. The tax is triggered if the property sold has a build-in-gain and is sold within 10 years of the Company's qualification as a REIT.

    Under the Code, the Company would be deemed to be a dealer in any property that the Company holds primarily for sale to customers in the ordinary course of its business. Such determination is a factual inquiry, and absolute legal certainty of the Company's status generally cannot be provided. However, the Company will not be treated as a dealer in real property for the 30 percent gross income limitation if (i) it has held the property for at least four years for the production of rental income, (ii) capitalized expenditures on the property in the four years preceding sale do not exceed 30 percent of the net selling price of the property, and (iii) the Company either (a) has seven or fewer sales of property (excluding certain property obtained through foreclosure) for the year, (b) the aggregate tax basis of property sold during the taxable year is 10 percent or less of the aggregate tax basis of all assets of the Company as of the beginning of the taxable year, or (c) substantially all of the marketing and development expenditures with respect to the property sold are made through an independent contractor from whom the Company derives no income. The sale of more than one property to one buyer as part of one transaction constitutes one sale. However, the failure of the Company to meet these "safe harbor" requirements does not necessarily mean that it is a dealer in real property for purposes of the 100 percent tax.

    ASSET TESTS. The Company, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75 percent of the value of the Company's total assets must be represented by real estate assets (including (i) assets held by the Company's qualified REIT subsidiaries and the Company's allocable share of real estate assets held by partnerships in which the Company owns an interest and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the Company), cash, cash items and government securities. Second, not more than 25 percent of the Company's total assets may be represented by securities other than those in the 75 percent asset class. Third, of the investments included in the 25 percent asset class, the value of any one issuer's securities owned by the Company may not exceed (at the end of the quarter in which such securities are acquired) 5 percent of the value of the Company's total assets and the Company may not own more than 10 percent of any one issuer's outstanding voting securities.

    ANNUAL DISTRIBUTION REQUIREMENTS. The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (A) the sum of (i) 95 percent of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the Company's net capital gain) and (ii) 95 percent of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non-cash income. In addition, if the Company disposes of any Built-In Gain Asset during its Recognition Period, the Company will be required, pursuant to IRS regulations which have not yet been promulgated, to distribute at least 95 percent of the Built-in Gain (after tax), if any, recognized on the disposition of such asset. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such prior year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95 percent, but less than 100 percent, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85 percent of its REIT ordinary income for such year, (ii) 95 percent of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4 percent excise tax on the excess of such required distribution over the amounts actually distributed.

    In the opinion of Pryor, Cashman, Sherman & Flynn, the Company has satisfied the annual distribution requirements for taxable years ended prior to the date of this Prospectus. The Company intends to continue to make timely distributions sufficient to satisfy this annual distribution requirement in the future. It is possible that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 95 percent distribution requirement due to timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at the taxable income of the Company, or if the amount of nondeductible expenses, such as principal amortization or capital expenditures exceeds the amount of noncash deductions. In the event that such timing differences occur, in order to meet the 95 percent distribution requirement, the Company may find it necessary to arrange for short-term, or possibly long-term, borrowing or to pay dividends in the form of taxable stock dividends.

    Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay interest to the IRS based upon the amount of any deduction taken for deficiency dividends.

FAILURE TO QUALIFY

    If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable corporate alternative minimum tax) on its taxable income at regular corporate rates. Such a failure could have an adverse effect on the market value and marketability of the Offered Securities. Distributions to stockholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

TAXATION OF STOCKHOLDERS

    TAXATION OF TAXABLE DOMESTIC STOCKHOLDERS. As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held its stock. However, corporate stockholders may be required to treat up to 20 percent of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a stockholder's shares, they will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less), assuming the shares are a capital asset in the hands of the stockholder. In addition, any dividend declared by the Company in October, November or December of any year payable to a stockholder of record on a specific date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of the Company.

    In general, any loss upon a sale or exchange of shares by a stockholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such stockholder as long-term capital gain.

    BACKUP WITHHOLDING. The Company will report to its domestic stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31 percent with respect to dividends paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A stockholder who does not provide the Company with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions made to any stockholders who fail to certify their non-foreign status to the Company. See "--Taxation of Foreign Stockholders" below.

    TAXATION OF TAX-EXEMPT STOCKHOLDERS. Under the Revenue Reconciliation Act of 1993 (the "1993 Act"), in applying the REIT stock ownership test under the Code, a pension trust generally is not treated as a single individual as it would have been under prior law. Rather, the 1993 Act treats beneficiaries of certain pension trusts as holding the shares of a REIT in proportion to their actuarial interests in such trust, and thus permits certain pension trusts to acquire more concentrated ownership of a REIT.

    In addition, under the 1993 Act, a pension fund owning more than 10 percent of a REIT must treat a percentage of dividends from the REIT as "unrelated business taxable income" ("UBTI"). The percentage is determined by dividing the REIT's gross income derived from an unrelated trade or business for the year by the gross income of the REIT for the year in which the dividends are paid. If this percentage is less than five percent, however, dividends are not treated as UBTI. In general, the UBTI rule applies to a REIT where the REIT qualifies as a REIT by reason of the above modification of the stock ownership test and (i) one pension trust owns more than 25 percent of the value of the REIT; or (ii) a group of pension trusts individually holding more than 10 percent of the value of the REIT collectively own more than 50 percent of the value of the REIT.

    The provisions of the 1993 Act apply to taxable years of a REIT beginning on or after January 1, 1994.

    TAXATION OF FOREIGN STOCKHOLDERS. The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders (collectively, "Non-U.S. Stockholders") are complex, and no attempt will be made herein to provide more than a limited summary of such rules. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of U.S. federal, state and local income tax laws with regard to an investment in the Offered Securities, including any reporting requirements.

    Distributions that are not attributable to gain from sales or exchanges by the Company of U.S. real property interests and not designated by the Company as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions will ordinarily be subject to a withholding tax equal to 30 percent of the gross amount of the distribution unless an applicable tax treaty reduces that tax. However, if income from the investment in the Offered Securities is treated as effectively connected with the Non-U.S. Stockholder's conduct of a U.S. trade or business, the Non-U.S. Stockholder generally will be subject to a tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends (and may, subject to possible treaty relief, the 30 percent branch profits tax if the stockholder is a foreign corporation). The Company expects to withhold U.S. income tax at the rate of 30 percent on the gross amount of any dividends paid to a Non-U.S. Stockholder unless (i) a lower treaty rate applies and the required form evidencing eligibility for that reduced rate is filed with the Company or (ii) the Non-U.S. Stockholder files an IRS Form 4224 with the Company claiming that the distribution is "effectively connected" income. Distributions in excess of current and accumulated earnings and profits of the Company will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Stockholder's shares, they will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of his shares, as described below. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Stockholder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of the Company.

    Under recently proposed Treasury Regulations, withholding procedures would be revised. Should the proposal be adopted, withholding generally would be at either 31 percent or 30 percent unless a new Form W-8 is filed with the Company by the beneficial owner to establish entitlement to treaty benefits or exemption based upon the income being "effectively connected". In some instances, additional documentation might be required from the beneficial owner, including an individual taxpayer identification number from the U.S. Internal Revenue Service and a certification of tax status from the tax authorities of the beneficial owner's country of residence.

    For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by the Company of U.S. real property interests will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, these distributions are taxed to a Non-U.S. Stockholder as if such gain were effectively connected with a U.S. business. Thus, Non-U.S. Stockholders would be taxed at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30 percent branch profits tax in the hands of a corporate Non-U.S. Stockholder not entitled to treaty relief or exemption. The Company is required by applicable Treasury Regulations to withhold 35 percent of any distribution to a Non-U.S. Stockholder that could be designated by the Company as a capital gain dividend. This amount is creditable against the Non-U.S. Stockholder's FIRPTA tax liability.

    Gain recognized by a Non-U.S. Stockholder upon a sale of stock generally will not be taxed under FIRPTA if a REIT is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50 percent in value of the stock was held directly or indirectly by foreign persons. It is currently anticipated that the Company will be a "domestically controlled REIT," and therefore the sale of stock will not be subject to taxation under FIRPTA. However, gain not subject to FIRPTA will be taxable to a Non-U.S. Stockholder if (i) investment in the Stock is "effectively connected" with the Non-U.S. Stockholder's U.S. trade or business, in which case the Non-U.S. Stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, or (ii) the Non-U.S. Stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30 percent tax on the individual's capital gains. If the gain on the sale of stock were to be subject to taxation under FIRPTA, the Non-U.S. Stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax, possible withholding tax and a special alternative minimum tax in the case of nonresident alien individuals).

OTHER TAX MATTERS

    Certain of the Company's investments are through partnerships which may involve special tax risks. Such risks include possible challenge by the IRS of
(a) allocations of income and expense items, which could affect the computation of income of the Company and (b) the status of the partnerships as partnerships (as opposed to associations taxable as corporations) for income tax purposes. This partnership status risk may be diminished by recently proposed Treasury Regulations which would permit election of partnership status by checking a box on the tax return. If any of the partnerships is treated as an association, it would be taxable as a corporation. In such a situation, if the Company's ownership in any of the partnerships exceeded 10 percent of the partnership's voting interests or the value of such interest exceeded 5 percent of the value of the Company's assets, the Company would cease to qualify as a REIT. Furthermore, in such a situation, distributions from any of the partnerships to the Company would be treated as dividends, which are not taken into account in satisfying the 75 percent gross income test described above and which could therefore make it more difficult for the Company to qualify as a REIT for the taxable year in which such distribution was received. In addition, in such a situation, the interest in any of the partnerships held by the Company would not qualify as a "real estate asset," which could make it more difficult for the Company to meet the 75 percent asset test described above. Finally, in such a situation, the Company would not be able to deduct its share of loses generated by the partnerships in computing its taxable income. See "Failure to Qualify" above for a discussion of the effect of the

Company's failure to meet such tests for a taxable year. The Company believes that each of the partnerships will be treated for tax purposes as a partnership (and not as an association taxable as a corporation). However, no assurance can be given that the IRS may not successfully challenge the tax status of any of the partnerships.

    TAX ALLOCATIONS WITH RESPECT TO CONTRIBUTED PROPERTIES. Pursuant to Section 704(c) of the Code, income, gain, loss, and deduction attributable to appreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for Federal income tax purposes in a manner such that the contributor is charged with the unrealized gain associated with the property at the time of the contribution. The amount of such unrealized gain is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (the "Book-Tax Difference"). In general, the fair market value of the interests in the various Partnerships contributed to the Operating Partnership are substantially in excess of their adjusted tax bases. The Partnership Agreements of each of the Operating Partnership, the Existing Partnerships and the Holding Partnerships require that allocations attributable to each item of contributed property be made so as to allocate the tax depreciation available with respect to such property first to the partners other than the partner that contributed the property, to the extent of, and in proportion to, their book depreciation, and then, if any tax depreciation remains, to the partner that contributed the property. Upon the disposition of any item of contributed property, any gain attributable to an excess, at such time, of basis for book purposes over basis for tax purposes would be allocated for tax purposes to the contributing partner. These allocations are intended to be consistent with the Treasury Regulations under Section 704(c) of the Code.

    In general, certain persons who acquired interests in the Operating Partnership in connection with the formation of the Company are allocated disproportionately lower amounts of depreciation deductions for tax purposes relative to their percentage interests in the Operating Partnership, and disproportionately greater shares relative to their percentage interests in the Operating Partnership of the taxable income and gain on the sale by the Partnerships of one or more of the contributed properties. These tax allocations will tend to reduce or eliminate the Book-Tax Difference over the life of the Partnerships. The Partnership Agreements of the Partnerships adopt the "traditional method" of making allocations under Section 704(c) of the Code, unless otherwise agreed to between the Company and the contributing partner. Under the traditional method the amounts of the special allocations of depreciation and gain under the special rules of Section 704(c) of the Code will be limited by the so-called "ceiling rule" and will not always eliminate the Book-Tax Difference on an annual basis or with respect to a specific transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of the partnerships will cause the Company to be allocated less depreciation than would be available for newly purchased properties.

    STATE AND LOCAL TAXES. The Company and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Offered Securities.

                              PLAN OF DISTRIBUTION

    The Company may sell the Offered Securities to one or more underwriters for public offering and sale by them or may sell the Offered Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Offered Securities will be named in the applicable Prospectus Supplement.

    Underwriters may offer and sell the Offered Securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Offered Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from any entity for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

    Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Offered Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts, concessions and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

    If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Offered Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Offered Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Offered Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and
(ii) if the Offered Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Offered Securities less the principal amount thereof covered by Contracts.

    Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

                                    EXPERTS

    The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of the Company for the year ended December 31, 1995, has been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The financial statements incorporated in this Prospectus by reference to the Current Report on Form 8-K of the Company, dated July 16, 1996, have been so incorporated in reliance on the report of Schonbraun, Safris, Sternlieb & Co., L.L.C., independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

    Certain legal matters in connection with the Offered Securities as well as certain legal matters described under "Certain United States Federal Income Tax Considerations to the Company of its REIT Election" will be passed upon for the Company by Pryor, Cashman, Sherman & Flynn, New York, New York. Certain legal matters relating to Maryland law, including the validity of the issuance of the securities registered hereby, will be passed upon for the Company by Swidler & Berlin, Chartered, Washington, D.C.

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NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PROSPECTUS CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DO THEY CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT ANY INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                           --------------------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                         PAGE
                                                      -----------
Summary.............................................         S-3
Risk Factors........................................         S-7
The Company.........................................        S-12
Recent Developments.................................        S-15
Use of Proceeds.....................................        S-17
Capitalization......................................        S-17
Price Range of Common Stock and Distributions.......        S-18
Properties..........................................        S-19
Management..........................................        S-28
Certain United States Federal Income Tax
  Considerations to Holders of Common Stock.........        S-30
Underwriting........................................        S-34
Experts.............................................        S-35
Legal Matters.......................................        S-35


                           PROSPECTUS
                                                         PAGE
                                                      -----------
Available Information...............................           2
Incorporation of Certain Documents by Reference.....           2
The Company.........................................           3
Ratios of Earnings to Fixed Charges.................           4
Use of Proceeds.....................................           4
Description of Common Stock.........................           4
Description of Preferred Stock......................           5
Description of Warrants.............................          11
Restrictions on Ownership of Offered Securities.....          11
Certain United States Federal Income Tax
  Considerations to the Company of its REIT
  Election..........................................          13
Plan of Distribution................................          22
Experts.............................................          23
Legal Matters.......................................          23

                               15,250,000 Shares

                                     [LOGO]

                            CALI REALTY CORPORATION

                                  Common Stock

                         -----------------------------
                             PROSPECTUS SUPPLEMENT
                         -----------------------------

                       PRUDENTIAL SECURITIES INCORPORATED
                           DEAN WITTER REYNOLDS INC.
                          DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION

                              MORGAN STANLEY & CO.
     INCORPORATED

                               SMITH BARNEY INC.

                               November 18, 1996
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